Preliminary Prospectus Supplement	Filed Pursuant to Rule 424(b)(5)
(to Prospectus dated April 14, 2014)	Registration Statement No. 333-194303

                4,300,000 Shares

Ordinary Shares

This is a public offering of ordinary shares of Camtek Ltd. We are offering 4,300,000 ordinary shares in this offering.

Our ordinary shares are listed on the Nasdaq Global Market and on the Tel Aviv Stock Exchange in Israel under the symbol “CAMT.” On May 12, 2015, the last reported sale price of our ordinary shares on the Nasdaq Global Market was $ 3.38 per share and on May 12, 2015, the last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange was NIS 13.03 (approximately $3.37) per share.

 You should carefully read this prospectus supplement and the accompanying prospectus (including all of the information incorporated by reference therein) before you invest. Investing in our ordinary shares involves a high degree of risk. Before buying any ordinary shares, you should read the discussion of material risks of investing in our ordinary shares in the section entitled “Risk Factors” beginning on page S-7 of this prospectus supplement, on page 3 of the accompanying prospectus and in the documents incorporated by reference.

 None of the U.S. Securities and Exchange Commission, the Israeli Securities Authority or any state securities commission have approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense under the laws of the United States and the laws of the State of Israel.

	Per Ordinary Share	Total
Public offering price	$2.8500	$12,255,000
Underwriting discounts and commissions	$0.1924	$827,212
Proceeds to us (before expenses)	$2.6576	$11,427,787

We estimate the total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately $ 470,000. We have also granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to 450,000 ordinary shares at the public offering price per share, less the underwriting discounts and commissions, to cover over-allotments, if any.

Under the registration statement to which this prospectus supplement forms a part, we may not sell our securities in a primary offering with a value exceeding one-third of our public float in any 12-month period (unless our public float rises to $75.0 million or more).  As of April 22, 2015, the aggregate market value of our outstanding ordinary shares held by non-affiliates, or public float, was approximately $49,332,224 based on 30,494,522 outstanding ordinary shares, of which approximately 13,422,023 shares were held by non-affiliates, and a price of $3.67 per share, which was the last reported sale price of our ordinary shares on the Nasdaq Global Market on April 22, 2015. We have not offered any securities pursuant to General Instruction I.B.5. of Form F-3 in the prior 12-month period that ends on and includes the date of this prospectus supplement.

Delivery of the shares is expected to be made on or about May 19, 2015, by electronic delivery via the Depository Trust Company, subject to customary closing conditions. The underwriters are offering the ordinary shares as set forth under “Underwriting.”

Sole Book-Running Manager
Needham & Company Co-Managers B. Riley & Co. Chardan Capital Markets
The date of this prospectus supplement is May 14, 2015.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is part of a registration statement (No. 333-194303) that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under the registration statement, we registered the offering by us of up to $50,000,000 of ordinary shares, rights, warrants and units for sale from time to time in one or more offerings, and the offering by Priortech Ltd. of up to 6,000,000 ordinary shares for sale from time to time in one or more offerings. This prospectus supplement provides specific information about the offering by us of our ordinary shares under the shelf registration statement, in addition to information concerning the over-allotment option granted by us.

This document comprises two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus or the documents incorporated herein by reference, you should rely on the information contained in this prospectus supplement. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

 You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, or contained in any free writing prospectus prepared by us or on our behalf. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus supplement and the accompanying prospectus in any jurisdiction where it is unlawful to make such offer or solicitation. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus, or any document incorporated by reference in this prospectus supplement or the accompanying prospectus, is accurate as of any date other than the date on the front cover of the applicable document. Neither the delivery of this prospectus supplement nor any distribution of securities pursuant to this prospectus supplement shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this prospectus supplement or in our affairs since the date of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

Before purchasing any securities, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the heading, “Where You Can Find More Information; Incorporation of Certain Documents by Reference,” in this prospectus supplement.

Unless the context requires otherwise, when used in this prospectus supplement, references to the terms “Camtek,” “the Company,” “we,” “us,” “our” and similar terms, refer to Camtek Ltd. and its wholly owned subsidiaries on a consolidated basis, unless we state or the context implies otherwise.

Unless otherwise indicated, all references to “dollars” and “$” in this prospectus supplement are to, and amounts are presented in, U.S. Dollars. Except where we or the context otherwise indicate, the information presented in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, and the information incorporated by reference herein and therein contain forward-looking statements which involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, intellectual property rights litigation, cost savings and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

Our ability to predict our operating results or the effects of various events on our operating results is inherently uncertain. As such, forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	the highly competitive nature of the markets we serve;

•	claims that our products infringe on the intellectual property rights of others and our ability to protect our proprietary technologies;

•	challenges in the process of commercialization and market penetration of the Gryphon SL System;

•	the variability of our operating results;

•	our dependence upon the worldwide electronics industry;

•	our incurrence of major losses in the past and our ability to sustain profitable operations in the future;

•	fluctuations in currency exchange rates;

•	the concentration of our sales to the Asia Pacific region;

•	our ability to manage the expansion of our operating activities and acquisitions; and

•
other risk factors included under “Risk Factors” in this prospectus supplement, the accompanying prospectus and any document incorporated by reference in this prospectus supplement or the accompanying prospectus.

Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” on page S-7 of this prospectus supplement, page 3 of the accompanying prospectus, and in the documents incorporated by reference. Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

You should keep in mind that any forward-looking statement made by us in this prospectus supplement, the accompanying prospectus and any documents incorporated by reference herein or therein speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no obligation to update any forward-looking statements herein or therein after the date hereof or thereof, except as required by federal securities laws.

PROSPECTUS SUPPLEMENT SUMMARY

This section summarizes material information that appears later or is incorporated by reference in this prospectus supplement and is qualified in its entirety by the more detailed information and financial statements included elsewhere or incorporated by reference in this prospectus supplement. This summary may not contain all of the information that you should consider before investing in our securities. You should read this summary together with the entire prospectus supplement and the accompanying prospectus, including our financial statements, the notes to those financial statements and the other documents that are incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. See “Risk Factors” beginning on page S-7of this prospectus supplement, on page 3 of the accompanying prospectus and in the documents incorporated by reference, for a discussion of the risks involved in investing in our securities.

Overview

We provide automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers’ latest technologies in the semiconductor fabrication and printed circuit boards (“PCB”) industries.  We address the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

We design, develop, manufacture and market products mainly based on two core technologies: automated optical inspection (“AOI”) and functional ink technology (“FIT”).

AOI systems are computerized systems that optically inspect various types of electronic product components for defects caused during the manufacturing process. Our AOI systems are used to enhance both production processes and yields for manufacturers in the semiconductor fabrication industry as well as the PCB industry. Our systems provide our customers with a high level of defect detection ability, are easy to operate and offer high productivity. Our AOI products incorporate proprietary advanced image processing software and algorithms, as well as advanced electro-optics and precision mechanics. They are designed for easy operation and maintenance. In addition, our AOI systems use technology that enables our customers to handle a wide range of inspection and verification needs.

Our main FIT product is the Gryphon System, which is designed to provide through functional 3D inkjet printing technology a high performance one-step, environment-friendly and relatively low-cost process to apply solder mask and legend applications to PCBs in comparison with traditional methods. The Gryphon System incorporates state of the art printing technology, using a specially developed hybrid ink which was tailored to the demanding requirements of the PCB industry. In addition, our recently launched Gryphon SL System features two-color printing capabilities enabling direct deposition of both solder mask and legend tiles in a one stop manufacturing station. The Gryphon System has been commercialized following the completion of final testing at two select customers' sites, and we believe that the technology can also be applicable in the future to various other applications in the field of electronic manufacturing. The Gryphon System (and the Gryphon System SL) and its proprietary technology enable us to offer to our customers in the PCB industry a broader range of products, while relying on our existing operational, research and development, customer support and sales and marketing infrastructure.

Our global direct customer support organization provides responsive, localized pre- and post- sales support for our customers through our wholly-owned subsidiaries.

 Corporate Information

Camtek was incorporated under the laws of the State of Israel in 1987. Camtek’s registered office is located at Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha’Emek, Israel and the telephone number is  +972 (4) 6048100. Camtek’s U.S. subsidiary and North American headquarters, Camtek USA Inc., is located at 2000 Wyatt Drive, Suite #4, Santa Clara, California 95054  and the telephone number is +1-800-986-9540. Camtek’s Internet address is http://www.camtek.co.il/. The information available on or accessible through our website does not constitute a part of this prospectus supplement or the accompanying prospectus.

The Offering

Ordinary Shares offered by us in the offering	4,300,000 ordinary shares, par value NIS 0.01 per share (4,750,000 ordinary shares if the underwriters exercise their over-allotment option in full).

Total ordinary shares outstanding immediately after this offering	34,794,522 ordinary shares (35,244,522 ordinary shares if the underwriters exercise their over-allotment option in full).

Dividend policy
Our board of directors is authorized to declare dividends, although we anticipate that, for the foreseeable future, we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends for at least the next several years.

Over-allotment option	450,000 ordinary shares.

Timing and settlement of ordinary shares	The ordinary shares are expected to be delivered against payment on or about May 19, 2015.

The Nasdaq Global Market and Tel Aviv Stock Exchange symbol	“CAMT”

Use of proceeds	We intend to use the net proceeds we receive from this offering for general corporate purposes. See “Use of Proceeds” for additional information.

Lock-up
Subject to certain exceptions, we and the members of our board of directors, our executive officers and Priortech Ltd. have agreed with the underwriters not to sell, transfer or dispose of any ordinary shares for a period of 180 days (subject to certain exceptions) after the date of this prospectus supplement. In addition, certain sales of our ordinary shares may be made following the 120th day after the date of this prospectus supplement. See “Underwriting.”

Risk factors
Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page S-7 of this prospectus supplement and on page 3 of the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

In this prospectus supplement, unless otherwise indicated, the number of ordinary shares to be outstanding immediately after this offering as shown above is based on 30,494,522 ordinary shares outstanding, as of March 31, 2015 and excludes:

• 871,299 ordinary shares issuable upon the exercise of outstanding options to purchase 871,299 ordinary shares at a weighted average exercise price of $3.34 per share;

• 2,960,000 ordinary shares available for grant under our 2014 Share Option Plan and 670,129 ordinary shares available for grant under our 2007 RSU Plan; and

• 2,092,376 treasury shares held by us.

Except as otherwise indicated, all information in this prospectus supplement assumes no exercise by the underwriters of their option to purchase an additional 450,000 ordinary shares to cover over-allotments.

Summary Consolidated Financial Data

The following summary consolidated financial data summarize our historical financial and other information as of and for the years ended December 31, 2012, 2013 and 2014, which is derived from our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2014, and as of and for the three months ended March 31, 2014 and 2015, which is derived from our unaudited consolidated financial information included in our Report on Form 6-K furnished to the SEC on April 30, 2015. This information should be read in conjunction with other information presented in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including in conjunction with “ITEM 3: Key Information — Selected Consolidated Financial Data,” “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes found in our Annual Report on Form 20-F for the year ended December 31, 2014, and the other financial information incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year ended December 31,			Three months ended March 31,
Summary Consolidated Statement of Income Data:	2012	2013	2014	2014	2015
	(U.S. Dollars (in thousands, except per share data))
Revenues:
Sales of products	66,929	67,864	71,371	18,238	18,020
Service fees	17,618	17,541	16,942	3,871	3,730

Total revenues	84,547	85,405	88,313	22,109	21,750

Cost of revenues:
Costs of products sold	35,908	38,692	35,870	9,098	9,176
Cost of services	11,574	12,311	11,424	2,881	2,755

Total cost of revenues	47,482	51,003	47,294	11,979	11,931

Gross profit	37,065	34,402	41,019	10,130	9,819

Research and development costs	12,916	14,370	14,406	3,434	3,400
Selling, general and administrative expenses	21,138	22,362	21,417	5,526	5,281
Reorganization and impairment	3,031	(3,466)	60	--	--

Total operating expenses	37,085	33,266	35,883	8,960	8,681

Operating income (loss)	(20)	1,136	5,136	1,170	1,138

Financial income (expenses), net	233	(1,738)	(1,220)	(365)	(847)

Income (loss) before income taxes	213	(602)	3,916	805	291

Income tax (expense) benefit	(210)	609	(579)	(166)	(239)

Net income	3	7	3,337	639	52

Earnings per ordinary share:
Basic	0.00	0.00	0.11	0.02	0.00
Diluted	0.00	0.00	0.11	0.02	0.00

Weighted average number of ordinary shares outstanding (in thousands):
Basic	29,849	30,040	30,464	30,427	30,494
Diluted	30,013	30,094	30,545	30,534	30,555

	As of December 31,			As of March 31, 2015
Summary Consolidated Balance Sheet Data:	2012	2013	2014	Actual	As Adjusted

	(U.S. Dollars (in thousands, except share data))
Cash and cash equivalents	18,867	16,495	18,220	14,013	24,971
Short-term deposits	7,160	6,000	8,607	729	729
Long-term restricted deposits	729	729	729	7,875	7,875
Total assets	99,008	91,850	96,511	97,198	108,155
Short and long term bank loans	6,252	--	--	--	--
Total liabilities	38,671	29,954	30,779	31,351	31,351
Additional paid in capital	61,415	62,966	63,465	63,528	74,475
Total shareholders’ equity	60,337	61,896	65,732	65,847	76,805

Ordinary issued and outstanding shares	29,896,933	30,405,526	30,494,522	30,494,522	34,794,522

The as adjusted balance sheet data above reflects the application of the net proceeds from the sale of 4,300,000 ordinary shares offered by us, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should consider carefully the following risk factors in addition to all of the other information included in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, including our Annual Report on Form 20-F for the year ended December 31, 2014, and any free writing prospectus that we have authorized for use in connection with this offering, before investing in our ordinary shares. Each of these risk factors could harm our business, financial condition or operating results, as well as decrease the value of an investment in our ordinary shares.

Risk Factors Related to Our Business and Our Markets

The markets we serve are highly competitive. There are dominant market participants in the markets in which we operate with greater resources, all of which may make it difficult for us to maintain profitability and may negatively affect our cash flow.

The markets that we serve are highly competitive. During market downturns competition is intensified due to the reduced demand for the products that we manufacture. When competitors respond to declining demand by offering discounts, free evaluation machines or more favorable credit terms, we may need to implement some or all of the same methods in order to maintain our market position. These could mean lower prices for our products and a corresponding reduction in our gross margin, as well as more favorable payment terms to our customers and a corresponding decline in cash flow. If we have to lower prices to remain competitive and are unable to reduce our costs to offset price reductions or are unable to introduce new, higher performance products with higher prices, our operating results may be adversely affected. If we have to implement more favorable payment terms to our customers, our cash flow may be adversely affected.

In the semiconductor manufacturing industry, our principal competitor and a significant participant for AOI systems is Rudolph, with additional competitors including KLA-Tencor Corporation, Topcon Corporation, Toray Industries, Inc. and ATI Electronics Pty Ltd.

In the PCB industry, our principal competitor and the dominant market participant is Orbotech Ltd., with additional competitors including Dainippon Screen Manufacturing Company, Lloyd-Doyle Limited, Gigavis Co. Ltd., Shirai Electronics Industrial Co. Ltd., ATI Electronics Pty Ltd. and local AOI vendors in China and Taiwan such as Machvision Inc., Optima Ltd., Ovitech and Jointpower Technology Co,. Ltd. In addition, there is a market for used AOI systems for printed circuit board manufacturers, which may reduce the demand for our products and force us to lower our prices in certain cases.

Some of our competitors have greater financial, personnel and other resources and offer a broader range of products and services. These competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements, develop additional or superior products, benefit from greater purchasing economies, offer more aggressive pricing or devote greater resources to the promotion of their products.

Our products may infringe on the intellectual property rights of others, which could result in claims against us. Our existing patent infringement claims expose us to costs and risks.

Third parties, including our competitor August Technology Corporation’s (which currently operates as Rudolph Technologies Inc.) (“Rudolph”), have asserted claims, and may assert additional claims in the future, that we have violated their patents or that we have infringed upon their intellectual property rights.  We are currently a defendant in several litigations brought by Rudolph against us, and our U.S. subsidiary recently commenced a litigation against Rudolph.  (See “Legal Proceedings” in this prospectus supplement for details). Any intellectual property claims against us, even if without merit, could lead to protracted litigation, could be costly to defend and could divert management’s attention from our business. Successful claims against us could limit our ability to sell products in certain jurisdictions.

Also, we cannot guarantee that we will ultimately prevail against Rudolph's patent infringement claims. A significant jury verdict against us is currently subject to appeal.  The current amount of damages awarded in this case, including interest, is approximately $14.5 million; additional interest may accrue on this amount, and Rudolph has submitted a claim for approximately $1.3 million of attorneys’ fees.  Although we believe that we will ultimately prevail in these litigations, if Rudolph were to succeed with its infringement actions, it would have a negative impact on our business and could result in substantial monetary damages being assessed against us, which will affect our profitability and liquidity and we could become subject to injunctive relief in favor of Rudolph. Most recently, on March 12, 2015, Rudolph filed a new lawsuit against the Company in the Minnesota District Court alleging that the Eagle violates Rudolph's patent in the United States. The lawsuit does not demand a specific dollar amount but rather asks for an accounting for damages and for a preliminary and permanent injunction against infringing activity. Moreover, in connection with this lawsuit, Rudolph has filed a motion asking for a preliminary injunction to prohibit future sales and marketing of the Eagle product in the United States, which motion is scheduled to be head on June 4, 2015.  Rudolph’s actions have already subjected us, and may continue to subject us, to significant legal and other defense costs, which would impact our cash resources and profitability. Although we have expensed our litigation costs on a current basis, we have not made any reserves in our financial statements for any damages arising from such infringement actions.  In the event that we do not prevail against these claims, we may also be liable for court costs and attorneys’ fees incurred by the claimants in these litigations.

We may face challenges in the process of commercialization and market penetration of our Gryphon SL System, which could have a material adverse effect on our operating results and plans to further expand our business.

We have completed the development of the next generation of our 3D functional inkjet system, the Gryphon SL System, which is expected to be one of our future growth engines, and have started to produce a number of systems in anticipation of future evaluations which may lead to future sales.  However, we cannot assure you that acceptance in the market of this new technology will be successful or will result in profitable sales or that this product will be free from material defects. In addition, market penetration of this new technology may require more time and resources than expected. Challenges we may face in the penetration process include, among others, the education of customers and the marketplace of the value of incorporating this new technology into the production process.  Meeting these challenges may not happen or take longer than anticipated.  There is the potential that we may also face competition, if additional or superior methods for the processes performed by our Gryphon SL System are presented by our competitors.

In light of our increased investments in inventory, human resources and marketing, and the resources which were made and are expected to be made in this commercialization process, failure, delays or challenges in our ability to successfully commercialize this new technology could result in inventory write-offs and loss. In addition, a failure to achieve successful market penetration may adversely affect our plans to further expand our business.

Also, the revenues generated may not represent a fair return on our investment, as a result of, for example, pricing and market conditions, post-commercialization system failures or subsequent slow demand and corresponding inventory write offs.

For more details regarding the general challenges faced in connection with the our sales process, see also “Risk Factors - A longer sales process for new products may increase our costs and delay time to market of our products, both of which may negatively impact our revenues, results of operations, cash flow and may result in inventory write-offs”.

Our operating results have varied, and will likely continue to vary significantly from quarter to quarter, making it difficult to predict future results.

Our quarterly operating results have varied in the past and will likely continue to vary significantly from quarter to quarter in the future. This complicates our planning processes, reduces the predictability of our earnings and subjects our stock to price and volume fluctuations. Period-to-period comparisons of our results of operations may be meaningless, and you should not rely on them as indications of our future performance.

Some of the factors that may influence our operating results include:

•           change in customer demand for our systems and installation schedules;

•           product introductions and the penetration period of new products;

•           rapid shifts in industry capacity;

•           the size, timing and shipment of substantial orders;

•           timing of evaluation and qualification of our products by new customers;

•           lack of visibility/low levels of backlog from the preceding quarter;

•           product mixes;

•           pricing of our products;

•           timing of new product upgrades or enhancements;

•           interest and exchange rates;

•           possible impairment of goodwill and other assets; and

•           legal expenses and the impact of legal actions.

In light of these factors and the cyclical nature of the markets we target, we expect to continue to experience significant fluctuations in our quarterly and annual operating results.

We are dependent upon the worldwide electronics industry; unfavorable economic conditions and low capital expenditures may negatively impact our operating results.

Our revenue is dependent upon the strength of the worldwide electronics industry. In particular, we depend upon the need by manufacturers in the semiconductor fabrication industry, as well as in the printed circuit board industry, to make continuing capital investments in our products for use in their manufacturing processes.

The capital equipment procurement practices of these manufactures have been, and continue to be, cyclical in nature, and have experienced both periodic and sustained downturns. These spending levels are impacted by the actual and expected worldwide level of demand for consumer end-products that utilize our solutions in their production processes. Demand for consumer end-products is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down and/or periods of economic uncertainty as consumers reduce discretionary spending on electronics. The occurrences of cyclical downturns in our industries are very difficult to predict. Although we have in the past implemented cost reduction and business realignment measures in response to prevailing economic conditions which had led to decreased demand, we are limited in our ability to reduce expenses due to the ongoing need to invest in research and development and the need to maintain short lead times for delivery and our worldwide customer service and support operations. In circumstances of significantly reduced overall demand, or delays in capital investment due to uncertain economic and/or industry conditions, or if orders received differ from our expectations with respect to the product, volume, price or other items, our fixed cost structure could have a material adverse effect on our business and results of operations. Our inability to respond to industry cycles could have a material adverse effect on our business and results of operations. Demand for our products is also created, in part, by technological developments that affect product functionality or give rise to new, enhanced or more complex electronic devices. These developments generate an ongoing need on the part of electronics component manufacturers for the type of improved yield-enhancing and production solutions we provide. If changes in these technologies do not continue to occur, or if other technologies were to emerge that lessened or obviated the need for the use of our solutions in electronic devices, the overall demand for our products could be reduced.

We have incurred major losses in the past and may not sustain profitable operations in the future. Moreover, if our business deteriorates, we could face liquidity problems.

Although we recorded net income in recent years, we have incurred significant losses in earlier periods. We may use cash in our operations during 2015 for working capital and investment activities and may continue to incur significant additional legal expenses and other defense costs associated with certain patent infringement actions all of which may reduce our available cash resources and harm our operations.

We may not be able to achieve or increase profitability on a quarterly or annual basis. The failure to generate consistent profitability could have a material adverse effect on the market price of our shares. Our ability to sustain profitability in the future depends in part on the global economy, the rate of growth of, and changes in technology trends in, the industries in which we currently or may in the future operate, our ability to develop and manufacture new products and technologies in a timely manner, the competitive position of our products, the continued acceptance of our products by our customers and in the industries that we serve and our ability to manage expenses.

We have from time to time in the past undertaken cost cutting initiatives in response to economic conditions, including reducing our worldwide workforce. In the future, we may again have to undertake cost reduction initiatives, which could lead to a deterioration of our competitive position, and any difficulty in reducing our cost structure could negatively impact our results of operations and cash flow in the future. If available liquidity is not sufficient to meet our operating and other obligations as they come due, our plans include pursuing additional financing arrangements from banks or others, the availability and terms of which are not assured, or further reducing expenditures as necessary to meet our cash requirements.

We cannot assure you that we will continue to remain profitable or that we will not report losses in future periods.

If available liquidity is not sufficient to meet our operating and other obligations as they come due, our plans include pursuing additional financing arrangements from banks or others, the availability and terms of which are not assured, or further reducing expenditures as necessary to meet our cash requirements.

Fluctuations in currency exchange rates may result in the prices of our products becoming less competitive or in additional expenses being recorded, and thus may have negative impact on our profitability.

Currency exchange rate fluctuations may affect the prices of our products. Our products’ prices in most countries are denominated in U.S. Dollars, except for in Europe, in Japan and part of our revenues from products in China. In recent months, foreign currency exchange rates have been subject to considerable fluctuations. If there is a significant devaluation in the relevant local currencies in which we operate compared to the dollar, the prices of our products will increase relative to that local currency and may be less competitive. In addition, much of our service income is denominated in local currencies. If a larger number of our sales were to be denominated in currencies other than U.S. Dollars, our reported revenue and earnings would be subject to a greater degree of foreign exchange fluctuations. Further, we generate most of our revenues from products in U.S. Dollars but incur a significant portion of our salary and operating expenses in New Israeli Shekel (“NIS”). As most of our revenues are denominated in U.S. Dollars and as our financial results are reported in U.S. Dollars, we believe that inflation and fluctuations in the NIS/ U.S. Dollar exchange rate have no material effect on our revenues. However, a major portion of the costs of our Israeli operations, such as personnel, subcontractors, materials and facility-related costs, are incurred in NIS. Therefore an increase in the NIS value relative to the U.S. Dollar will increase our costs expressed in U.S. Dollars, and a decrease in the NIS value relative to the U.S. Dollar will decrease our costs expressed in U.S. Dollars (as it did in 2014). In addition, part of our revenues from products in China is denominated in local currency. Most of the expenses and purchases in China are also denominated in local currency. As our financial results are reported in U.S. Dollars, fluctuations in the Chinese Renminbi (“CNY”) to U.S. Dollar exchange rate may affect our revenues and level of expenses. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. Failure to protect adequately against currency rate fluctuations could have a material adverse effect on our financial condition and results of operations.

We operate an international sales and manufacturing organization. A substantial majority of our sales have been to manufacturers in the Asia Pacific region. The concentration of our sales and other resources within a particular geographical region subjects us to additional risks that could impede our plans for expansion and growth.

The majority of our sales is in the Asia Pacific region. In 2014, our sales in the Asia Pacific region accounted for approximately 79% of our total revenues, of which approximately 32% of our total revenues were from sales in China, 20% of sales in Taiwan and 10% of sales in Korea. In addition, parts of the manufacturing and assembly of our AOI systems for the PCB industry are made in our manufacturing facility in Suzhou, China. A number of Asian countries have experienced or could experience political and economic instability. For example, Taiwan and China have had a number of disputes, as have North and South Korea. Changes in local legislation, changes in governmental controls and regulations, changes in tariffs and taxes, trade restrictions, a downturn in economic or financial conditions, political instability, an outbreak of hostilities or other political upheaval, as well as any further extraordinary events having an adverse effect on the economy or business environment in this region, would likely harm the operations of our customers in these countries, may cause a significant decline in our future revenues and may have an adverse effect on our results of operations and cash flow. These general risks are heightened in China, where the nature of the economy and the legal parameters are rapidly evolving and where foreign companies may face cultural obstacles.

If we are unable to protect our proprietary technologies, we may not be able to compete effectively.

We rely on a combination of patents, copyrights, trade secrets, trademarks, confidentiality and non-disclosure agreements to protect our proprietary know-how and intellectual property. These measures may not be adequate to protect our proprietary technologies and it may be possible for a third party, including a competitor, to copy or otherwise obtain and use our products or technologies without authorization or to develop similar technologies independently. Additionally, our products may be sold in countries, particularly in the Asia Pacific region, that provide less protection to intellectual property than that provided under U.S., European or Israeli laws. We also have a manufacturing facility in China, in which we manufacture certain components and assemble most of our AOI systems for the printed circuit board industry, where the intellectual property laws may not be strictly enforced. Therefore, potential risk may be associated with the protection of our intellectual property, which in turn may affect our competitive advantage.

We cannot assure you that our means of protecting our proprietary technologies will be adequate or that our competitors will not independently develop similar technology. If we fail to meaningfully protect our intellectual property, our business, brand, operating results and financial condition could be materially harmed.

We have expanded and may attempt to further expand our activity in the markets in which we operate through merger and acquisition activity. Such activity has resulted and may further result in operating difficulties, losses and other adverse consequences.

We have in the past expanded our activity through merger and acquisitions, including the acquisition of assets and certain liabilities of Printar Ltd. (“Printar”) and the entire share capital of SELA – Semiconductor Engineering Laboratories Ltd. (“Sela”), (see Item 4.B - Business Overview – “Our Business” in our Annual Report on Form 20-F for the year ended December 31, 2014 for further details).

We may, in the future, continue to acquire businesses and assets. Our existing operations, as well as any future acquired businesses or assets, could involve numerous risks, including: post-merger integration difficulties; diversion of management's attention from our core business and operations; failure to estimate the acquired businesses’ future performance and failure to execute on such expectations; failure to launch new products to our existing or new markets; inaccurate evaluation of expected competition and/or the fair value of certain assets acquired, liabilities assumed and contingent liabilities; and the loss of key employees of the acquired operations.

In addition, principally as a result of acquisition activity, our future results of operations may be influenced by the possibility of our incurring impairment charges as a result of decline in value of goodwill and other intangible assets, ongoing amortization of intangible assets acquired and financing expenses due to re-evaluation of contingent liabilities and other liabilities assumed presented at fair value (see also in Item 5 – “Critical Accounting Policies” in our Annual Report on Form 20-F for the year ended December 31, 2014). In 2014, the Company’s annual impairment tests did not lead to an impairment charge for goodwill or intangible assets. In 2013 and 2012 we recorded an impairment of intangible assets of $1.65 million and $3 million, respectively, related to the Sela and Printar acquisitions (see Note 9– “Goodwill and Intangible Assets, Net”, of the consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2014). Future acquisitions could also result in potentially dilutive issuances of equity securities, a decrease in our cash resources, incurrence of debt, contingent liabilities or impairment charges related to goodwill and other intangible assets, any of which could harm our business. Furthermore, we compete for acquisition and investment opportunities with other well-established and well-capitalized entities. There can be no assurance that we will be able to locate acquisition or investment opportunities upon favorable terms.

A longer sales process for new products may increase our costs and delay time to market of our products, both of which may negatively impact our revenues, results of operations, cash flow and may result in inventory write-offs.

Our sales process to new and existing customers usually involves: demonstrations and testing against industry benchmarks in our sales centers; sales and technical presentations and presentations regarding our products’ competitive advantages; and installation of the systems at the customer’s site for side-by-side competitive evaluations for a period of approximately six months. More evaluation time is devoted during the initial penetration period for several new products such as our Eagle and Gryphon systems, and for new customers in new markets, since these circumstances usually require qualification of the systems by the customers and engineering efforts to fix errors, customize tasks and add new features. Considering the above factors, the length of time until we recognize revenue can vary and affect our revenues, cash flow and results of operations.

The long sales process may cause an increase in inventory levels and a risk for inventory write downs and write-offs; for more details regarding recent inventory write downs and write-offs see Item 5.A – Operating Results – Critical Accounting Policies– Valuation of Inventory in our Annual Report on Form 20-F for the year ended December 31, 2014.

For more details regarding the specific challenges faced in connection with the commercialization of the Gryphon SL system, see also “Risk Factors - We may face challenges in the process of commercialization and market penetration of our Gryphon SL System, which could have a material adverse effect on our operating results and plans to further expand our business.”

Technology in the markets in which we operate is rapidly evolving, and we may not be able to keep pace with these changes or with emerging industry standards and may incur substantial costs as a result thereof. This could result in a loss of revenues or adversely affect our profits.

The markets for our products are characterized by changing technology, evolving industry standards, changes in end-user requirements and new product introductions. Potential new technologies and improvements to existing production equipment and methods could improve production yields, thereby reducing the need to use our AOI systems in these industries. In addition, new technologies could emerge as alternatives to using our products.

Our future success will depend on our ability to enhance our existing products and to develop and introduce new technologies for the markets in which we operate. These products must keep pace with technological developments and address the increasingly sophisticated needs of our customers. If we fail to keep pace with technological changes, with products offered by our competitors or with emerging industry standards, our ability to attract new business and generate revenues may be damaged.

We seek to expand our activity into unsaturated markets adjacent to our existing served markets, such as the inspection of silicon wafers at various steps during their manufacturing process inside the wafer fabrication facility. Technological developments in production processes and in process control may reduce the growth we anticipate in demand for inspection systems. If this happens, we may not be able to cover our investments in penetrating these markets, or will have to increase our research and development (“R&D”) and marketing expense to adapt our products to such changes. Adopting new technologies may also result in material inventory write-offs which will adversely affect our results of operations.

We depend on a limited number of suppliers, and in some cases a sole supplier and/or subcontractor. If one or more of our third-party suppliers or subcontractors does not provide us with key components or subsystems, we may not be able to deliver our products to our customers in a timely manner, and we may incur substantial costs to obtain these components from alternate sources.

While a portion of our manufacturing is performed in our production facilities in Israel and in China, we outsource some of our manufacturing processes to contract manufacturers, including one significant contract manufacturer that is located in Israel. From time to time, we have experienced and may in the future experience delays in shipments from our Contract Manufacturers. In addition we rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We do not have agreements with all of these suppliers and subcontractors for the continued supply of the components or subsystems they provide.

Although we believe that our contract manufacturers and key suppliers have sufficient economic incentive to perform our manufacturing and meet our supply needs, the resources devoted to these activities are not within our control, and we cannot assure you that manufacturing problems will not occur in the future. In addition, the operations of our contract manufacturers and key Suppliers are not under our control, and may themselves in the future experience manufacturing problems, including inferior quality and insufficient quantities of components. These delays, disruptions, quality control problems and loss in capacity could result in delays in deliveries of our products to our customers, which could subject us to penalties payable to our customers, increased warranty costs and possible cancellation of orders. If our contract manufacturers and key suppliers experience financial, operational, manufacturing capacity or other difficulties, or shortages in components required for manufacturing, our supply may be disrupted and we may be required to seek alternate manufacturers. We may be unable to secure alternate manufacturers that meet our needs in a timely and cost-effective manner.

We may encounter difficulties in purchasing key components and subsystems, or overestimate our needs, to meet customer demand.

In the current highly competitive business environment, our customers require us to fill orders within a very short period of time. Our products are complex and require essential components and subsystems that are produced by a number of suppliers and subcontractors. In order to meet our customers’ needs in the timeframe they require, we usually need to pre-order components and subsystems based on our forecasts of future orders, rather than on actual orders. While we believe that we have sufficient inventory to fill our customers' orders our predictions may not correspond to our actual future needs and our suppliers and subcontractors cannot always supply such components and subsystems within a shorter than anticipated time frame. Our inability to anticipate rapid market changes may cause an increase of inventory which could result in material inventory write-offs, which we have incurred in the past, or may alternately limit our ability to satisfy customer orders which could result in the loss of sales and could cause customers to seek products from our competitors.

We may face risks of interruptions in our production capabilities.

Our corporate headquarters is located in Migdal Ha’Emek, in the northern part of Israel. Any event affecting this site, including a natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our ability to fulfill manufacturing demands and generate revenues, thus negatively impacting our business (see also "We depend on a limited number of suppliers, and in some cases a sole supplier and/or subcontractor" above and "Conducting business in Israel entails special risks" below).

We also have a manufacturing facility in China, in which we manufacture certain components and assemble most of our AOI systems for the printed circuit board industry. Therefore, we may be influenced by changing events in China; for example, our manufacturing activity in China may suffer as a result of changes in China's geopolitical status or fluctuations in its economic stability. In addition, we may be exposed to sourcing risks, such as supply chain and business interruption issues. Any event affecting this site may disrupt our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business.

Our principal shareholder, Priortech Ltd., (“Priortech”), holds a controlling interest in us and will be able to exercise its control in ways that may be adverse to your interests.

Priortech beneficially holds 55.48% (or 48.6% assuming completion of this offering) of our issued and outstanding ordinary shares. As a result, Priortech has the power to control the outcome of certain matters submitted to a vote of our shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of the Company. Messrs. Rafi Amit, Yotam Stern, David Kishon, Itzhak Krell (deceased)¸ Haim Langmas (deceased), Zehava Wineberg and Hanoch Feldstien (the "Founding Members") are parties to a voting agreement dated March 26, 1992, governing inter-alia joint voting at Priortech's general meeting of the shareholders and the right of first refusal among themselves. As of February 28, 2015 the Founding Members or their heirs aggregately hold 35.76% of the voting power at Priortech's general meeting of the shareholders and as such may be deemed to control Priortech.

Our relationship with Priortech may give rise to conflicts of interest.

We purchase products from, or sell products to companies controlled by Priortech Ltd., our principal shareholder, directly or indirectly, or in which Priortech has substantial holdings, and act jointly with such companies with respect to governmental and administrative matters and the purchase from third parties of various products and services, which may create conflicts of interest. Despite our efforts to conduct ourselves by Israeli law procedural requirements, including regarding audit or compensation committee, board of directors and in certain cases shareholder approvals (including special majority requirement in certain cases) for interested party transactions, we cannot be certain that the possible conflict of interests in any of these transactions and activities is fully eliminated. In addition, Mr. Rafi Amit acts as the Chief Executive Officer and Chairman of the Board of Directors of the Company, on a 75% of a full time position basis, as well as acting as Priortech’s Chairman of the Board of Directors and providing consulting and management services to Priortech on a 25% of a full time position basis. Mr. Yotam Stern who acts as one of our Directors, holds several other positions in the Priortech group including the position of Chief Executive Officer at Priortech and at P.C.B Technologies Ltd., an Israeli public company controlled by Priortech. For more details regarding our senior management arrangements, see Item 6 B below – “Compensation – Employment Agreements” in our Annual Report on Form 20-F for the year ended December 31, 2014.

We depend on a limited number of key personnel who would be difficult to replace.

Our continued growth and success significantly depend on the managerial and technical skills of the members of our senior management and key employees. If our operations rapidly expand, we believe that we will need to promote and hire qualified engineering, administrative, operational, financial and marketing personnel. In particular, we may find it difficult to hire key personnel with the requisite knowledge of our business, products and technologies. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. During periods of economic growth, competition for qualified engineering and technical personnel is intense.

If we are classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year, after applying certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of our assets (averaged quarterly) are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse tax consequences to our U.S. shareholders, including gain realized on the sale of our ordinary shares being taxed at ordinary income rates rather than capital gain rates, and punitive interest charges being applied to such sales proceeds. Rules similar to those applicable to dispositions generally will apply to certain "excess distributions" with respect to our ordinary shares. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

Based on an analysis of our assets and income, we believe that in 2014 we were not a PFIC. We currently expect that we will not be a PFIC in 2015. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2015 or in any future taxable year. For a discussion of how we might be characterized as a PFIC and the related tax consequences, please see “U.S. Federal Income Tax Considerations– Tax Consequences if We Are a Passive Foreign Investment Company.”

Our share price and trading volumes have demonstrated significant volatility in the past and may continue to fluctuate in the future. Such share price volatility may cause additional exposure for securities class action litigation.

During the period from January 1, 2014 through March 31, 2015, the closing price of our ordinary shares ranged from $2.90 to $5.40 (See Item 9 A – “Price History of Ordinary Shares” in our Annual Report on Form 20-F for the year ended December 31, 2014 and “Additional Price History of Ordinary Shares” in this prospectus supplement). Our ordinary shares may experience significant market price and volume fluctuations in response to numerous factors, many of which are beyond our control, such as the following:

•	global economic conditions, which generally influence stock market prices and volume fluctuations;

•	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors

•	quarterly variations in our operating results;

•	market conditions relating to our customers’ industries;

•	announcements of technological innovations or new products by us or our competitors, in particular, speculation concerning the potential of our Gryphon System;

•	operating results that vary from the expectations of securities analysts and investors;

•	announcements of significant claims or proceedings against us and developments in such proceedings or adverse decisions in pending litigation matters;

•	large block transactions in our ordinary shares;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, M&A transactions, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights and patent litigation;

•	additions or departures of our key personnel; and

•	future offerings or sales of our ordinary shares.

Stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general economic conditions, such as a recession, interest rate or currency rate fluctuations, political events or hostilities in Israel, the surrounding region or worldwide could adversely affect the market price of our ordinary shares.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities, and one was brought against us. Although this claim was dismissed, we cannot guarantee that similar complaints would not be filed in the future.

Compliance with conflict mineral disclosure requirements will create additional compliance cost and may create reputational challenges.

Pursuant to Section 1502 of the Dodd-Frank Act, United States publicly-traded companies are required to disclose use or potential use of certain minerals and their derivatives, including tantalum, tin, gold and tungsten, that are mined from the Democratic Republic of Congo and adjoining countries and deemed conflict minerals.

These requirements necessitate due diligence efforts to assess whether such minerals are used in our products in order to make the relevant required annual disclosures. We filed our initial conflict minerals report on June 2, 2014. There are, and will be, ongoing costs associated with complying with these recent disclosure requirements, including diligence to determine the sources of those minerals that may be used or necessary to the production of our products. We may face reputational challenges that could impact future sales if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to verify with sufficient accuracy the origins of all conflict minerals used in our products.

Risks Relating to Our Operations in Israel

Conducting business in Israel entails special risks.

Our principal offices, sole research and development facility and one of our manufacturing facilities are located in the State of Israel. We depend on components imported from outside of Israel and almost all of our sales occur outside of Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by:

•           hostilities involving Israel;

•           the interruption or curtailment of trade between Israel and its present trading partners;

•           a downturn in the economic or financial condition of Israel; and

•           a full or partial mobilization of the reserve forces of the Israeli army.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. In July 2006 there were extensive hostilities along Israel's northern border, with Lebanon, in proximity to where we are located, and during the past six years Israel was engaged in several armed conflicts in the Gaza Strip, most recently in July 2014. None of the above had any material impact on our operations. Further, since the beginning of 2011 there has been political turmoil and outbreaks of violence throughout the Middle East, for example in neighboring Syria, some of which ended in a revolutionary change of governments, such as in neighboring Egypt and Libya. The effects of the aforementioned political turmoil are yet to unfold but contribute to the general atmosphere of instability in the region. In addition, the threat of Iran becoming armed with nuclear weapons, with all that it entails, has gradually intensified. Increased hostilities, current and future armed conflicts, further adverse developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Furthermore, there are a number of countries, primarily in the Middle East, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our operations could be disrupted as a result of the obligation of our key personnel in Israel to perform military service. Some of our employees in Israel, including certain key employees, are obligated to perform annual reserve duty in the Israeli army and are subject to being called up for reserve duty at any time. The absence of one or more of our officers and key employees for significant periods of time due to military service could be disruptive to our operations.

The Israeli government programs and tax benefits in which we have participated in the past and in which we currently participate or from which we receive benefits require us to meet several conditions. These programs or benefits may be terminated or reduced in the future, which could increase our tax expenses.

We benefit from certain Israeli government programs and tax benefits, particularly from tax exemptions including "Approved Enterprise" status due to our manufacturing facilities in Israel. To be eligible for these programs and tax benefits or similar programs in the future, we must continue to meet certain conditions, including making specified investments in fixed assets and equipment. If we fail to meet such conditions in the future, these tax benefits could be cancelled, and we could be required to refund those tax benefits already received, if any. These programs and tax benefits may not be continued in the future at their current levels, and our requests for tax exemption on income from our manufacturing facilities may not be approved.

The government grants we received for research and development expenditures restrict our ability to manufacture products or to transfer technologies outside of Israel.

From our inception through 2000, we received government grants from the Office of the Chief Scientist of the Ministry of Economy (the “OCS”), for the financing of a significant portion of our product development expenditures. In March 2001, we commenced repayment of many of these grants pursuant to an understanding reached with the OCS. As of June 1, 2005, we had fully repaid our previously received grants from the OCS. Sela and Printar, from which we acquired businesses and assets, also received OCS grants. Except for special circumstances and if we obtain governmental consents and pay to the OCS amounts which may be substantial, the terms of these grants prohibit us from selling or transferring outside of Israel rights in the technology developed with the grants and allow sale or transfer of rights within Israel only with special governmental approvals, even after full repayment of the grants. Elements of our technologies, including in the areas of electronic hardware, image processing, electro-optics, physics and mechanics, were developed with OCS grants. In addition, we may only manufacture products developed with these grants outside of Israel pursuant to the approval of a special governmental committee, and any approval of this nature may also require us to pay a further significant amount of royalties than the terms of the grants required, unless the amount of production outside Israel is less than 10% of the total production of those products from inception of their production until cessation thereof. The restrictions regarding the sale or transfer of technology or manufacturing rights out of Israel could have a material adverse effect on our ability to enter into strategic alliances or enter into merger or acquisition transactions in the future that provide for the sale or transfer of our technology or manufacturing rights.

Sela received government grants from the OCS for the financing of a significant portion of its product development expenditures in previous years. As of December 31, 2014 the amount of unpaid grants received, including interest accrued by Sela, amounted to $2.4 million. As of January 2015, as part of the transfer of the Sela division activity, all of Sela's outstanding liabilities to the OCS were assumed by the transferee.

As part of the acquisition of Printar’s assets and certain liabilities, we assumed Printar’s liability to the OCS. In addition, in 2009 and 2010 we received additional grants with respect to the development programs of the functional ink technology systems in the amount of $0.6 million. As of December 31, 2014, the amount of unpaid grants received, including interest accrued by Camtek and the liabilities assumed from Printar but not the amounts accrued by Sela, amounted to $6.0 million.

In 2010, a dispute has arisen between us and the OCS in Israel with respect to an amount of approximately $770,000 regarding repayment of an increased amount of grants pertaining to certain of our products, the manufacturing and assembly of which has been moved to a foreign subsidiary.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and some of the experts named in this prospectus supplement or to assert U.S. securities law claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon our directors and officers, almost all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments and all of our directors and almost all of our officers are located outside the United States, any judgment obtained in the United States against us or any of them (not residing in the United States) may not be collectible within the United States. It may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.  As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court. See "Enforceability of Civil Liabilities” in the accompanying prospectus for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this prospectus.

Some provisions of Israeli law could inhibit the acquisition of us by others.

Some provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us; see item 10.B-"Memorandum and Articles"-"Anti-Takeover Effects of Israeli Laws; Mergers and Acquisitions Under Israeli Law" in our Annual Report on Form 20-F for the year ended December 31, 2014. In addition, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap. For more information on the provisions of Israeli law in these contexts, please see "Material Tax Considerations" - "Israeli Taxation" in this prospectus supplement.

Risks Related to this Offering

A substantial percentage of our outstanding shares may be sold in this offering, which could cause the price of our ordinary shares to decline.

Pursuant to this offering, we will sell 4,300,000 ordinary shares, or approximately 14.1%, of our outstanding ordinary shares as of March 31, 2015. This sale and any future sales of a substantial number of ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the price of our ordinary shares. We cannot predict the effect, if any, that market sales of those ordinary shares or the availability of those ordinary shares for sale will have on the market price of our ordinary shares.

In connection with this offering, we have agreed to lock-up restrictions, meaning that we will not be permitted to sell any of our ordinary shares for 180 days, and our directors and our executive officers and Priortech will not be permitted to sell any of our ordinary shares for 180 days, after the date of this prospectus supplement, subject to the exceptions discussed in "Underwriting," without the prior consent of Needham & Company, LLC. Although we have been advised that there is no present intention to do so, Needham & Company, LLC may, in its sole discretion and without notice, release us, or our directors and executive officers or Priortech from all restrictions in any of the lock-up agreements described above. In addition, certain sales of our ordinary shares may be made following the 120th day after the date of this prospectus supplement. See "Underwriting."

Our management has broad discretion over the use of proceeds from this offering.

Our management and board of directors have significant flexibility in applying, and retain significant discretion with respect to the use of, the proceeds that we receive from this offering. The proceeds of this offering may be used in a manner that does not generate favorable returns. We could use such net proceeds for purposes other than those contemplated at the time of this offering.

We do not anticipate paying any dividends.

No dividends have been paid on our ordinary shares. We do not intend to pay cash dividends on our ordinary shares in the foreseeable future, and anticipate that profits, if any, received from operations will be devoted to our future operations. Any decision to pay dividends will depend upon our profitability at the time, cash available and other relevant factors including, without limitation, the conditions set forth in the Israeli Companies Law 1999.

If you purchase ordinary shares in this offering, you will experience immediate dilution in your investment. You will experience further dilution if we issue additional equity securities in future financings.

Since the price per share of our ordinary shares being offered is higher than the net tangible book value per ordinary share, you will suffer substantial dilution with respect to the net tangible book value of the ordinary shares you purchase in this offering. After giving effect to the sale of 4,300,000 ordinary shares in this offering at the public offering price of $2.85 per share and based on our net tangible book value as of March 31, 2015, if you purchase ordinary shares in this offering, you will suffer immediate and substantial dilution of $0.71 per share with respect to the net tangible book value of the ordinary shares. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase ordinary shares in this offering.

We may from time to time issue additional ordinary shares at a discount from the current trading price of our ordinary shares. As a result, our shareholders would experience immediate dilution upon the purchase of any ordinary shares sold at such discount. In addition, as opportunities present themselves, we may enter into equity financings or similar arrangements in the future, including the issuance of debt securities, preferred shares or ordinary shares. If we issue ordinary shares or securities convertible into ordinary shares, holders of our ordinary shares could experience dilution.

Our ordinary shares are traded on more than one market and this may result in price variations and volatility.

Our ordinary shares are traded on The NASDAQ Global Market and the Tel-Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on The NASDAQ Global Market and New Israeli Shekels on the Tel-Aviv Stock Exchange) and at different times (due to different time zones, trading days and public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. In addition, due to the smaller size of the local capital market, we may receive more media coverage in Israel and Israeli investors may react to this coverage more quickly than investors elsewhere. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading prices of our ordinary shares on the other market.

Your rights and responsibilities as our shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our Articles of Association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in United States-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company or has another power with respect to the company, has a duty to act in fairness towards the company. Israeli law does not define the substance of this duty of fairness and there is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 4,300,000 of our ordinary shares in this offering will be approximately $11 million, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriter’s over-allotment option is exercised in full, we estimate that we will receive net proceeds of approximately $12.2 million, after deducting underwriter discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds we receive from this offering for general corporate purposes.

The amounts and timing of our use of proceeds will vary depending on a number of factors, including the amount of cash generated or used by our operations, and the rate of growth, if any, of our business. As a result, our management will have broad discretion in the allocation of the net proceeds of this offering for any purpose, and investors will be relying on the judgment of our management with regard to the use of these net proceeds.

In addition, while we have not entered into any agreements, commitments or understandings relating to any significant transaction as of the date of this prospectus supplement, we may use a portion of the net proceeds to pursue acquisitions, joint ventures and other strategic transactions.

Pending the final application of the net proceeds of this offering we intend to invest the net proceeds of this offering in interest-bearing and investment-grade securities.

CAPITALIZATION AND INDEBTEDNESS

The following unaudited table sets forth our capitalization as of March 31, 2015:

•	on an actual basis; and

•
on an as adjusted basis to give effect to our sale of 4,300,000 ordinary shares, after deducting the underwriting discount and estimated offering expenses payable by us (assuming no exercise of the underwriter’s option to purchase an additional 450,000 ordinary shares).

The information set forth in the following table should be read in conjunction with and is qualified in its entirety by reference to the audited and unaudited financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2015
	Actual	As Adjusted
(In thousands, except share data)

Shareholders’ equity:
Ordinary shares of NIS 0.01 par value
Authorized: 100,000,000 shares at March 31, 2015; Issued: 32,586,898 shares at March 31, 2015;
Outstanding: 30,494,522 shares at March 31, 2015(1), on an as adjusted basis.	$134	145
Additional paid-in capital	63,528	74,475
Retained earnings	4,083	4,083
Treasury shares at cost (2,092,376 shares as of March 31, 2015)	(1,898)	(1,898)
Total shareholders’ equity	$65,847	76,805

(1)	Based on 30,494,522 ordinary shares outstanding as of March 31, 2015. This number does not include, as of March 31, 2015:

•	871,299 ordinary shares issuable upon the exercise of outstanding options to purchase 871,299 ordinary shares at a weighted average exercise price of $3.34 per share;

•	2,960,000 ordinary shares available for grant under our 2014 Share Option Plan and 670,129 ordinary shares available for grant under our 2007 RSU Plan; and

•	2,092,376 treasury shares held by us.

In March 2015, a $15 million bond was posted with the United States Court of Appeals in connection with the Company's appeal in the Rudolph patent litigation. The bond is secured by an irrevocable letter of credit in favor of the bond issuer in the amount of $15.75 million issued by Bank Leumi USA and backed by an irrevocable letter of credit in the same amount issued by  Bank Mizrahi.  The Company has placed $7.9 million in a restricted deposit with Bank Mizrahi as security and has agreed to maintain a cash deposit of at least an additional $3.5 million with the Bank. In addition, the Bank Mizrahi letter of credit is secured by a lien that was previously placed on the Company’s facility in Israel, as well as a floating lien over its other assets in accordance with agreements signed in August 2010 and August 2011 with Bank Leumi L’Israel and in August 2011 with Bank Mizrahi.  For further details regarding this litigation, refer to “Risk Factors - Our products may infringe on the intellectual property rights of others, which could result in claims against us. Our existing patent infringement claims expose us to costs and risks” and “Legal Proceedings” in this prospectus supplement.

The Company has no outstanding amounts under its line of credit agreements.

DILUTION

If you purchase ordinary shares offered by this prospectus supplement, you will experience dilution to the extent of the difference between the offering price per ordinary share you pay in this offering and the net tangible book value per ordinary share immediately after this offering. Our unaudited net tangible book value as of March 31, 2015 was $63.4 million, or $2.08 per share.  Net tangible book value per share represents the total amount of our tangible assets reduced by the total amount of our liabilities and divided by the number of shares outstanding on March 31, 2015 of 30,494,522.

After giving effect to the sale of 4,300,000 ordinary shares in this offering at the public offering price of $2.85 per share, and after deducting the underwriting discounts and commissions and other estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2015 would have been approximately $74.3 million, or $2.14 per share. This amount represents an immediate increase in net tangible book value of $0.06 per share as a result of this offering and an immediate dilution of approximately $0.71 per share to new investors. The following table illustrates this per share dilution for purchasers of ordinary shares in this offering.

Public offering price per share	$2.85
Net tangible book value per ordinary share as of March 31, 2015	$2.08
Increase in net tangible book value per share attributable to new investors	$0.06
As-adjusted net tangible book value per share after the offering	$2.14
Dilution per share to new investors in this offering	$0.71

The above discussion and table are based on 30,494,522 ordinary shares outstanding as of March 31, 2015. This number does not include, as of March 31, 2015:

•	871,299 ordinary shares issuable upon the exercise of outstanding options to purchase 871,299 ordinary shares at a weighted average exercise price of $3.34 per share;

•	2,960,000 ordinary shares available for grant under our 2014 Share Option Plan and 670,129 ordinary shares available for grant under our 2007 RSU Plan; and

•	2,092,376 treasury shares held by us.

ADDITIONAL PRICE HISTORY OF ORDINARY SHARES

Since April 22, 2004, the primary trading market for our ordinary shares has been the Nasdaq Global Market, where our ordinary shares are listed and traded under the symbol “CAMT”. From July 28, 2000 through February 4, 2003, our ordinary shares were listed and traded on the Nasdaq National Market and from February 5, 2003 through April 21, 2004, our ordinary shares were listed and traded on the Nasdaq SmallCap Market (now the Nasdaq Capital Market).

For the period between November 26, 2001 and October 21, 2003, our ordinary shares were also listed on the Tel Aviv Stock Exchange, or TASE. During such period, the trading activity in our ordinary shares on the TASE was insignificant. At our request, our ordinary shares were de-listed from the TASE. In December 2005, we re-listed our ordinary shares on the TASE.

For certain information regarding the high and low reported sales prices of our ordinary shares on the Nasdaq Capital Market and the TASE refer to “ITEM 3: The Offer and Listing — Price History of Ordinary Shares” in our Annual Report on Form 20-F for the year ended December 31, 2014.  Additionally, the following table sets forth updated information regarding the high and low reported sales prices of our ordinary shares for the periods indicated below which are not otherwise included in our Annual Report on Form 20F for the year ended December 31, 2014.

	TASE (1)		Nasdaq
	High	Low	High	Low

Quarterly Market Prices for the First Quarter of 2015	3.42	2.94	3.34	2.94
Monthly Market Prices for:
March 2015	3.19	3.07	3.29	3.08
April 2015	3.51	3.14	3.67	3.15
May 2015 (through May 12, 2015)	3.42	3.36	3.46	3.35

1)
The closing prices of our ordinary shares on the TASE have been translated into U.S. Dollars, using the daily representative rate of exchange of the NIS to the U.S. dollar, as published by the Bank of Israel for the applicable day of the high/low amount in the specified period.

LEGAL PROCEEDINGS

On July 14, 2005, a lawsuit was filed against the Company in the United States District Court for the District of Minnesota (the “Minnesota District Court”) by Rudolph.  This suit alleged that the Company’s Falcon inspection system infringed Rudolph’s U.S. Patent No. 6,826,298 (the “’298 Patent”) and sought injunctive relief and damages. On March 6, 2009, a jury verdict in favor of Rudolph was rendered in this action, awarding Rudolph damages of approximately $6.8 million for the Company’s sales of its Falcon products in the United States.  On August 28, 2009, the Minnesota District Court entered judgment ordering the Company to pay the jury award, and an additional $1.2 million in prejudgment interest. The Minnesota District Court also issued an injunction (the “Injunction”) prohibiting future sales and marketing of the Falcon product in the United States. On January 7, 2011, the Minnesota District Court found that Rudolph was entitled to an additional supplemental award of $645,946 in damages for Falcon sales which occurred after the time period considered by the jury.

The Company appealed the Minnesota District Court’s judgment to the United States Court of Appeals for the Federal Circuit on August 10, 2010, and posted a bond with the Minnesota District Court to stay collection of the judgment pending resolution of the appeal. On August 22, 2011, the Court of Appeals for the Federal Circuit found that the Minnesota District Court had erred in its instructions to the jury regarding the construction/meaning of material claim terms in the asserted ’298 Patent and vacated the finding of infringement, the damages award and the Injunction. The Court of Appeals remanded the case to the Minnesota District Court for a limited trial based on a corrected claim construction. On February 9, 2015, a judgment in favor of Rudolph was entered by the Minnesota District Court in this action, awarding Rudolph the previously awarded damages of approximately $7.4 million, plus interest, together amounting to approximately $14.5 million, and also entering a new injunction against future sales and marketing of the Falcon in the United States. Rudolph has also made a motion for attorneys’ fees and costs for this matter in the amount of approximately $1.28 million.  This motion is currently under consideration by the Minnesota District Court.

The Company has filed its Notice of Appeal of the Court’s judgment to the United States Court of Appeals for the Federal Circuit. On March 11, 2015, the Company posted a $15 million bond with the Minnesota District Court to stay collection of the judgment pending resolution of the appeal. The bond was secured by a guarantee from Bank Mizrahi in respect of which the Company placed $7.9 million in a restricted deposit. In addition, this guarantee is secured by a lien on the Company’s facility in Israel.

Although it is difficult to predict the eventual outcome of this patent infringement case, the Company believes that it has a strong legal position, and intends to continue to vigorously defend itself. The total range of loss for this case is between $0 and $14.5 million (excluding future interest and legal fees), with respect to which the Company has not recorded any accruals.

On December 27, 2011, Rudolph filed a complaint in the Minnesota District Court alleging that the Company’s Falcon, Gannet, and Condor products infringe Rudolph’s U.S. Patent 7,729,528 (the “’528 Patent”), seeking injunctive relief and enhanced damages.  On January 19, 2012, the Company filed a reexamination request with the U.S Patent and Trademark Office (the “PTO”) seeking reexamination of the ’528 Patent. The PTO granted the reexamination request in part and preliminarily found 18 claims were invalid. Rudolph appealed to the Patent Trial and Appeal Board, which affirmed the invalidation of the 18 claims.  This PTO decision is not final and could change because Rudolph has filed a notice of appeal to the Federal Circuit in respect of this decision.  On April 13, 2012, Rudolph agreed to stay the case until the completion of the reexamination. The Minnesota District Court agreed to stay the case for 90 days at a time. The parties must reapply at the end of each stay period for a further stay. The case remains stayed at present. As Rudolph did not demand a specific dollar amount (but an accounting for damages and an injunction against infringing activity), the Company is unable to estimate the possible range of loss in this case and the effect on the Company’s activities and results of operation, if any. The Company denies infringement and believes the claims of the ’528 Patent are invalid.

On March 12, 2015, Rudolph filed a new lawsuit against the Company in the Minnesota District Court alleging that the Eagle product infringes the ’298 Patent in the United States. The lawsuit does not demand a specific dollar amount but rather asks for an accounting for damages and for a preliminary and permanent injunction against infringing activity. On April 20, 2015, the Company filed a motion to dismiss this new lawsuit.  On the same day, Rudolph filed a motion asking the Minnesota District Court to enter a preliminary injunction, which would prohibit future sales and marketing of the Eagle product in the United States while the new lawsuit is pending. The preliminary injunction hearing is scheduled for June 4, 2015, along with a hearing regarding whether the Minnesota District Court has personal jurisdiction over Camtek Ltd. regarding the Eagle product. The Company believes that the Eagle does not infringe the '298 patent and intends to defend itself from the allegations in this claim and against the preliminary injunction.

On April 20, 2015, Camtek’s U.S. subsidiary has filed a suit in the Federal District Court of New Jersey seeking a judgment that the Eagle product does not infringement the ‘298 patent.  The purpose of the suit is to resolve Rudolph’s accusations of infringement against the Eagle in the proper Federal Court.  This suit overlaps with the March 12, 2015 suit, and Camtek faces the same risks as the ongoing litigation in Minnesota described above (i.e., Camtek could be ordered to pay money damages for all Eagle products sold in the United States and could be enjoined from making, selling, using, and offering the Eagle product for sale in the United States).  Rudolph has not yet filed its answer in response to this suit in New Jersey.

There can be no assurance that we will be successful in the aforementioned litigation proceedings or in any future proceedings. These actions have subjected us, and may continue to subject us, to significant legal and other defense costs. In addition, this or any future litigation has the potential to divert management’s attention from our business. Please see “Risk Factors - Our products may infringe on the intellectual property rights of others, which could result in claims against us. Our existing patent infringement claims expose us to costs and risks” in this prospectus supplement for additional information.

MATERIAL TAX CONSIDERATIONS

UNITED STATES TAXATION

U.S. Federal Income Tax Considerations

Subject to the limitations described herein, this discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares who is:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•
a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any political subdivision thereof, or the District of Columbia;

•	an estate, the income of which may be included in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust (i) if, in general, a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder (a “non-U.S. holder”) and considers only U.S. holders that will own ordinary shares as capital assets (generally, for investment).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers, insurance companies, tax-exempt organizations, financial institutions, grantor trusts, S corporations, real estate investment trusts, regulated investment companies, certain former citizens or former long-term residents of the United States, or U.S. holders who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders who have elected mark-to-market accounting, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders that received ordinary shares as a result of exercising employee stock options or otherwise as compensation, U.S. holders whose functional currency is not the U.S. dollar, and U.S. holders who are subject to the alternative minimum tax.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership.  Such a partner or partnership should consult its tax advisor as to its tax consequences.

Taxation of Distributions on the Ordinary Shares

The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution. A distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20%), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the Nasdaq Global Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury.  The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” or PFIC (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences if We Are a Passive Foreign Investment Company”. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares.

Dividends paid by us in NIS generally will be included in the income of U.S. holders at the dollar amount of the dividend (including any non-U.S. taxes withheld therefrom), based upon the exchange rate in effect on the date the distribution is included in income. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for non-U.S. income taxes withheld from dividends received in respect of the ordinary shares. The conditions and limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income taxes withheld if such U.S. holders itemize their deductions for U.S. federal income tax purposes. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for non-U.S. income taxes withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.

The discussion above is subject to the discussion below entitled “Tax Consequences if We Are a Passive Foreign Investment Company”.

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares (other than in certain nonrecognition transactions), a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in such ordinary shares. The gain or loss recognized on the disposition of such ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains of certain non-corporate shareholders are generally subject to a maximum rate of 20%. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. Dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Medicare Tax

Non-corporate U.S. holders may be subject to an additional 3.8% surtax on all or a portion of their "net investment income", which may include dividends on, or capital gains recognized from the disposition of, our ordinary shares. U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax on their investment in our ordinary shares.

Tax Consequences if We Are a Passive Foreign Investment Company

For U.S. federal income tax purposes, we will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income, or (2) 50% or more of the value (determined on the basis of a quarterly average) of our assets in a taxable year produce or are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

•      The “QEF” regime applies if the U.S. holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. A U.S. holder may not make a QEF election with respect to warrants. If the QEF regime applies, then, for each taxable year that we are a PFIC, such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of his ordinary shares as capital gain.

Once made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC and can be revoked only with the consent of the IRS.

If a QEF election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

•    A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are “marketable stock” (e.g., “regularly traded” on the Nasdaq Global Market). Under current law, a mark-to-market election cannot be made with respect to warrants. Pursuant to this regime, in any taxable year that we are a PFIC, an electing U.S. holder’s ordinary shares are marked-to-market each taxable year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

Under the mark-to-market election, in a taxable year that we are a PFIC, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. The mark-to-market election applies to the taxable year for which the election is made and all later taxable years, unless the ordinary shares cease to be marketable stock or the IRS consents to the revocation of the election.

If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

•     A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution is either (1) a distribution with respect to our ordinary shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three taxable years or such U.S. holder’s holding period for our ordinary shares prior to the distribution year or (2) gain from the disposition of our ordinary shares.

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to other taxable years of the U.S. holder would be taxed at the highest tax rate for each such year applicable to ordinary income and the U.S. holder also would be liable for interest on the deferred tax liability for each such year calculated as if such liability had been due with respect to each such year. The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current taxable year as ordinary income under the normal tax rules of the Code.

A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent, is generally denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. Instead, such U.S. holder’s basis would generally be equal to the lesser of the decedent’s basis or the fair market value of the ordinary shares on the date of death. Furthermore, if we are a PFIC, each U.S. holder will generally be required to file an annual report with the IRS.

Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2014. We currently expect that we will not be a PFIC in 2015. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2015 or in a future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, to “mark-to-market” the ordinary shares, or to become subject to the “excess distribution” regime, and we expect that in such event we will provide U.S. holders with the information needed to make a QEF election.

U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Non-U.S. Holders of Ordinary Shares

Except as described below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless, in the case of U.S. federal income taxes, that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder on the disposition of ordinary shares will be subject to income tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

A U.S. holder (except for certain exempt recipients, such as corporations) generally is subject to information reporting and may be subject to backup withholding at rate of up to 28% with respect to dividends paid on, and the receipt of the proceeds from the disposition of, our ordinary shares. A U.S. holder of our ordinary shares who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Backup withholding will generally not apply if a U.S. holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption from backup withholding applies.

Non-U.S. holders generally will not be subject to information reporting or backup withholding with respect to the payment of dividends on, or proceeds from the disposition of, our ordinary shares provided the non-U.S. holder provides its taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption from backup withholding applies.

Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a holder, or alternatively, the holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS.

Certain U.S. holders (and to the extent provided in IRS guidance, certain non-U.S. holders) who hold interests in “specified foreign financial assets” (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns to report their ownership of such specified foreign financial assets, which may include our common shares, if the total value of those assets exceed certain thresholds. Substantial penalties may apply to any failure to timely file IRS Form 8938. In addition, in the event a holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  Holders should consult their own tax advisors regarding their tax reporting obligations.

ISRAELI TAXATION

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. It also discusses Israeli tax consequences material to persons purchasing our ordinary shares. We recommend that you consult your tax advisor as to the particular tax consequences of an investment in our ordinary shares.

General Corporate Tax Structure

The corporate tax rate applicable in 2015 is 26.5%.

However, the effective tax rate payable by a company that derives income from an approved enterprise, discussed further below, may be considerably less.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”)

The Company’s production facility has been granted “Approved Enterprise” status under the Investment Law. The Company participates in the Alternative Benefits Program and, accordingly, income from its approved enterprises will be tax exempt for a period of 10 years (or up to 14 years commencing in the year in which the company was granted "Approved Enterprise" status), commencing in the first year in which the Approved Enterprise first generates taxable income; this is due to the fact that the Company operates in Zone “A” in Israel.

On April 1, 2005, an amendment to the Investment Law came into effect (the “Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a "Beneficiary Enterprise", such as provisions generally requiring that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

In addition, the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company's existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the Amendment, as part of a new Beneficiary Enterprise, will subject the Company to taxes upon distribution or liquidation.

The Company has been granted the status of Approved Enterprises, under the Investment Law, for investment programs for the periods which ended in 2007 and 2010, and the status of Beneficiary Enterprise according to the Amendment, for a period ending in 2014. In addition Camtek has elected 2010 as the year of election for a period ending 2021 (collectively, “Programs”). Sela has also been granted the status of Beneficiary Enterprise according to the Amendment, for a period ending in 2016

The Investment Law and the criteria for receiving an “Approved Enterprise” or “Beneficiary Enterprise” status may be amended from time to time and there is no assurance that we will be able to obtain additional benefits under the Investment Law.

On December 29, 2010, the Investment Law was amended to significantly revise the tax incentive regime in Israel commencing on January 1, 2011 (the “the December 2010 Amendment”).  The December 2010 Amendment introduced a new status of “Preferred Enterprise,” replacing the existing status of “Beneficiary Enterprise.” Similarly to “Beneficiary Enterprise,” a Preferred Enterprise is an industrial company meeting certain conditions, including deriving a minimum of 25% of its income from export activities. However, under the December 2010 Amendment, the requirement for a minimum investment in production assets in order to be eligible for the benefits granted under the Investments Law was cancelled. A Preferred Enterprise is entitled to a reduced flat tax rate with respect to preferred enterprise income at the following rates:

Tax Year	Development “Zone A”	Other Areas within Israel	Regular Corporate Tax Rate
2011-2012	10%	15%	24%-25%
2013	7%	12.5%	25%
2014 onwards	9%	16%	26.5%

In addition, the December 2010 Amendment introduced a new status of “Special Preferred Enterprise” which is an industrial company fulfilling certain additional conditions, including having a total preferred enterprise income of at least NIS 1.5 billion in a given tax year. The tax rate applicable for a period of 10 years to income generated by such an enterprise will be reduced to 5% if located in development “Zone A,” or to 8% if located in other area within the State of Israel.

Dividends distributed from income which is attributed to “Preferred Enterprise” or “Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation at 0%;(ii) Israeli resident individual at 20% in 2015; and (iii) non-Israeli resident at 20% in 2015, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The December 2010 Amendment was also revised to allow financial assistance to companies located in development Zone A to be granted not only as a cash grant but also as a loan. The rates for grants and loans could be up to 20% of the amount of the approved investment.

The provisions of the December 2010 Amendment do not apply to companies currently having an “Approved Enterprise” or “Beneficiary Enterprise” status, which will continue to be entitled to the tax benefits according to the provisions of the Investment Law prior to the December 2010 Amendment, unless the company having the benefits of such status has elected by filing with the Israeli Tax Authority not later than the date prescribed for the filing of the company's annual tax return for the respective year, to adopt the provisions of the December 2010 Amendment. Such election cannot be later rescinded. A company having the status of “Beneficiary Enterprise” or “Approved Enterprise” making such election by July 30, 2015 will be entitled to distribute income generated by the “Approved Enterprise,” subject to withholding tax at source at the following rates: (i) Israeli resident corporations at 0%;(ii) Israeli resident individuals at 20%; and (iii) non-Israeli residents at 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

As of the December 31, 2014, the Company has not elected to apply the December 2010 Amendment.

Out of the Company's retained earnings as of December 31, 2014, approximately $18.4 million are tax-exempt earnings attributable to its Approved Enterprise programs and approximately $9.8 million are tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company will be taxed at the reduced corporate tax rate applicable to such profits (currently at 25% according to the implementation of the Investment Law). According to the Investment Law, tax-exempt income generated under the Beneficiary Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution. As of December 31, 2014, if the income attributed to the Approved Enterprise was distributed as dividend, the Company would incur a tax liability of approximately $4.6 million. If income attributed to the Beneficiary Enterprise was distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of approximately $2.5 million.

These amounts will be recorded as an income tax expense for the period in which the Company declares the dividend.

The Company intends to reinvest the amount of its tax-exempt income and not distribute any amounts of its undistributed tax exempt income as dividend. Accordingly, no deferred income taxes have been provided on income attributable to the Company's Approved and Beneficiary Enterprise programs, as the undistributed tax exempt income is essentially permanent in duration.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the certificates of approval for the specific investments in Approved Enterprises.

Should the Company fail to meet such requirements in the future, income attributable to its Programs could be subject to the statutory Israeli corporate tax rate, and the Company could be required to refund a portion of the tax benefits already received, with respect to such program. The Company's management believes that the Company is meeting the aforementioned conditions.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”). According to the Industry Encouragement Law, an “Industrial Company” is a company resident in Israel, at least 90% of the income of which, in a given tax year, exclusive of income from specified government loans, capital gains, interest and dividends which are not classified for such company as business income, is derived from an industrial enterprise owned by it. An “Industrial enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

The following corporate tax benefits are available to Industrial Companies:

•      amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;

•      amortization of expenses incurred in some cases in connection with a public issuance of publicly traded securities over athree-year period; and

•      accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Taxation of Shareholders’ Capital Gains

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the “Real Gain” and the “Inflationary Surplus.” The Real Gain is the difference between the total capital gain and the Inflationary Surplus. The Inflationary Surplus is computed on the basis of the difference between the Israeli consumer price index in the month of sale and the month of purchase. The Inflationary Surplus accumulated after January 1, 1994 is exempt from capital gains tax.  A foreign resident may reduce the tax rate used for the Inflationary Surplus to zero if calculated according to the exchange rate of the foreign currency or the Israeli consumer price index. At the end of 2011, the Israeli income tax ordinance was amended (amendment no. 187) and stated that real capital gain accrued commencing as of January 1, 2012 by shareholders who holds less than 10% of the company rights, will be taxed at a 25% rate (instead of 20% in prior years). If the shareholder holds, directly or indirectly, 10% or more of one of our means of control at the time of sale or at any time during the preceding 12 months period, real capital gains will be taxed at a 30% rate (instead of 25% in prior years).

Application of the U.S.-Israel Tax Treaty to Capital Gains Tax

Under  Israeli law, the capital gain from the sale of shares by non-Israeli residents is tax exempt in Israel as long as our shares are listed on the Nasdaq Global Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, (B) the shares were acquired by the foreign resident after the company’s shares had been listed for trading on the foreign exchange, and (C) if the seller is a corporation, less than 25% of its means of control are held by Israeli residents. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

 In addition, under the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

•	who holds such shares as a capital asset;

•	who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

•	who is entitled to claim the benefits available to the person by the U.S.-Israel Tax Treaty.

However, this exemption does not apply, among other cases, if the gain is attributable to a permanent establishment of such person in Israel, or if the holder is a resident of the United States within the meaning of the U.S.-Israeli Tax Treaty who holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. Under these circumstances, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, such U.S. resident generally will be permitted to claim a credit for the Israeli taxes paid against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

  Taxation of Non-Residents on Receipt of Dividends

Nonresidents of Israel are subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 25%, or 30% if the dividend recipient is a significant Controlling Shareholder, which tax will be withheld at source, unless the dividends are paid from income derived from an Approved Enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. Resident will be 25%. However, when dividends are paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved Enterprise under Israel’s Law for the Encouragement of Capital Investments-1959, the maximum tax will be 12.5% if the holder is a company holding shares representing 10% or more of the voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of its prior taxable year, if any, and, if the company has not derived more than 25% of its revenues from passive income. When dividends are paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise then the tax will be 15%.

UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. Needham & Company, LLC is acting as representative of the underwriters. Subject to the terms and conditions of the underwriting agreement, each underwriter has agreed to purchase from us the number of ordinary shares set forth opposite its name below.

Underwriter	Number of Ordinary Shares
Needham & Company, LLC	3,547,500
B. Riley & Co.	430,000
Chardan Capital Markets, LLC	322,500
Total:	4,300,000

The underwriting agreement provides that the underwriters are obligated to purchase all the ordinary shares in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make in respect thereof.

We have granted an option to the underwriters to purchase up to 450,000 additional ordinary shares at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus. This option is exercisable during the 30-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering.

The representative has advised us that the underwriters propose to offer the ordinary shares to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at the public offering price less a concession of up to $0.1152 per share. After the offering to the public, the offering price and other selling terms may be changed by the representative.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Total
	Per Share	No Exercise	Full Exercise
Paid by us	$0.1924	827,212.50	913,781.25

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $ 465,000, which includes approximately $115,000 that we have agreed to reimburse the underwriters for expenses incurred by it in connection with this offering.

We have agreed not to offer, sell, contract to sell, pledge, grant options to purchase, or otherwise dispose of any of our ordinary shares or securities exchangeable for or convertible into our ordinary shares for a period of 180 days after the date of this prospectus without the prior written consent of Needham & Company, LLC. This agreement does not apply to any existing employee benefit plans. In addition, the agreement permits us, following the 120th day after the date of this prospectus, to offer and sell our ordinary shares, provided that any such offer and sale must be effected (1) at a sales price at or above $4.00 per share, and (2) through Needham & Company, LLC as underwriter, dealer or agent.

Our directors, executive officers and Priortech have agreed not to, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares, for a period of 180 days after the date of this prospectus without the prior written consent of Needham & Company, LLC subject to customary exceptions. Notwithstanding the foregoing, following the 120th day after the date of the Prospectus, (i) Priortech may sell its ordinary shares and (ii) our officers and directors may sell their ordinary shares with a market value of up to $200,000 in the aggregate (as allocated by our board of directors); provided, however, that any such sales by Priortech, our officers or directors must be effected (1) at a sales price at or above $4.00 per share, and (2) through Needham & Company, LLC as broker or agentHowever, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Needham & Company, LLC waives, in writing, such an extension.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our ordinary shares for their own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our ordinary shares, the underwriters may bid for, and purchase, ordinary shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our ordinary shares in this offering because the underwriter repurchases that stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our ordinary shares in market making transactions, including "passive" market making transactions as described below.

These activities may stabilize or maintain the market price of our ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market, or otherwise.

In connection with this offering, the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in our ordinary shares on the Nasdaq Global Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our ordinary shares in excess of the highest independent bid price by persons who are not passive market makers;

•
net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our ordinary shares during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.

Passive market making may stabilize or maintain the market price of our ordinary shares at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

The underwriters and their affiliates have either provided, or may in the future provide, various investment banking and other financial services for us, for which they either have received, or may receive in the future, customary fees.

United Kingdom

The document is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(l)(e) of the European Prospectus Directive that are also (i) investment professionals falling within Articles 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a relevant person). This document and its contents should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 1968, or the Israeli Securities Law, and has not been filed with or approved by the Israel Securities Authority. To the extent that the offer of the ordinary shares is made in the State of Israel, the offer is only addressed to persons who qualify as one of the types of investors listed in the First Addendum to the Israeli Securities Law which include joint investment in trust funds, provident funds, insurance companies, banks (purchasing for their own account or for the accounts of their clients who are investors listed in the Addendum), portfolio managers (purchasing for their own account or for the accounts of their clients who are investors listed in the Addendum), investment advisors (purchasing for their own account), members of the Tel Aviv Stock Exchange (purchasing for their own account or for the accounts of their clients who are investors listed in the Addendum), underwriter (purchasing for its own account), venture capital funds, corporate entities wholly owned by investors listed in the Addendum, entities with equity in excess of NIS 50 million and "qualified individuals" (purchasing for their own account), each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they fall within the scope of the Addendum, before making any purchase of shares in this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the European Prospectus Directive (each, a “Relevant Member State”), an offer of our shares may not be made to the public in a Relevant Member State other than:

•	to any legal entity which is a qualified investor, as defined in the European Prospectus Directive;

•
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the European Prospectus Directive), subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer, or

•	in any other circumstances falling within Article 3(2) of the European Prospectus Directive,

provided that no such offer of our shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the European Prospectus Directive or supplement prospectus pursuant to Article 16 of the European Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that Relevant Member State by any measure implementing the European Prospectus Directive in that member state, and the expression “European Prospectus Directive” means Directive 2003/71/EC (and amendments hereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the shares, other than Needham & Company, LLC, is authorized to make any further offer of shares on our behalf or on behalf of the underwriter.

LEGAL MATTERS

Certain matters of United States federal securities law relating to this offering will be passed upon for us by Kramer Levin Naftalis & Frankel LLP, New York, New York, and certain matters of Israeli law relating to this offering will be passed upon for us by Shibolet & Co., Tel Aviv, Israel. Certain matters of United States federal securities law relating to this offering will be passed upon for the underwriters by Proskauer Rose LLP, New York, New York. The validity of the securities offered in this prospectus will be passed upon for us by Shibolet & Co., Tel Aviv, Israel. Certain matters of Israeli law relating to this offering will be passed upon for the underwriters by Meitar Liquornik Geva Leshem Tal Law Offices, Ramat Gan, Israel.

EXPERTS

The consolidated financial statements of Camtek Ltd. as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, are incorporated by reference herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing

WHERE YOU CAN FIND MORE INFORMATION;
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have filed a registration statement on Form F-3 with the SEC in connection with this offering. In addition, we file reports with, and furnish information to, the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC, including any exhibits and schedules, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on this public reference room. In addition, the SEC maintains a web site that contains reports and other information regarding issuers that file electronically with the SEC. You may access the SEC’s website at http://www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il and from commercial document retrieval services

We also maintain a website that contains additional information about us at www.camtek.co.il. Information on or accessible through our website is not part of, or incorporated by reference into, this prospectus, other than documents filed with the SEC that we incorporate by reference.

This prospectus supplement is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus supplement to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

The SEC allows us to "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and some information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the (“Exchange Act”) (excluding such documents or portions thereof that are not deemed "filed" under the Exchange Act in accordance with the Exchange Act and applicable SEC rules and regulations):

•	Our Annual Report on Form 20-F for the year ended December 31, 2014; and

•	Our Report on Form 6-K furnished on April 30, 2015.

All subsequent annual reports filed by our company pursuant to the Exchange Act on Form 20-F prior to the termination of the offering shall be deemed to be incorporated by reference in this prospectus supplement and to be a part hereof from the date of filing of such documents. We may also incorporate any Form 6-K subsequently submitted by us to the SEC prior to the termination of the offering by identifying in such Forms 6-K that they are being incorporated by reference herein, and any Forms 6-K so identified shall be deemed to be incorporated by reference in this prospectus supplement and to be a part hereof from the date of submission of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide to each person, including any beneficial owner, to whom this prospectus supplement is delivered, a copy of these filings, at no cost, upon written or oral request to us at: Camtek Ltd. headquarters at Ramat Gavriel Industrial Zone, Ha'Arig 9 St., Migdal Ha’Emek, Israel.

A copy of this prospectus supplement and the accompanying prospectus are available for inspection at our offices at Camtek Ltd. headquarters at Ramat Gavriel Industrial Zone, Ha'Arig 9 St., Migdal Ha’Emek, Israel and on the Israel Securities Authority’s Magna website, www.magna.isa.gov.il.

As a foreign private issuer, we are exempt from the rules under Section 14 of the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

Prospectus

$50,000,000
Ordinary Shares
Rights
Warrants
Units

Offered by Camtek Ltd.

6,000,000 Ordinary Shares Offered by the Selling Shareholder Named Herein

We may offer and sell from time to time in one or more offerings our ordinary shares, rights, warrants and units having an aggregate offering price up to $50,000,000 and the selling shareholder may offer and sell up to 6,000,000 ordinary shares.

Each time either we or the selling shareholder offers to sell securities pursuant to this prospectus, we will provide in a supplement to this prospectus the price and any other material terms of any such offering and the securities offered.  Any prospectus supplement may also add, update or change information contained in the prospectus.  You should read this prospectus and any applicable prospectus supplement, as well as the documents incorporated by reference or deemed incorporated by reference into this prospectus, carefully before you invest in any securities.  This prospectus may not be used to offer or sell securities unless accompanied by a prospectus supplement.

Our ordinary shares are traded on the Nasdaq Global Market and Tel Aviv Stock Exchange under the symbol “CAMT.”

The closing sale price of our ordinary shares on the Nasdaq Global Market and on the Tel Aviv Stock Exchange on March 27, 2014, was $3.82 and $3.82 per share, respectively.  The currency in which our stock is traded on the Tel Aviv Stock Exchange is the New Israeli Shekel.  The dollar amounts represent a conversion from New Israeli Shekels to dollar amounts in accordance with the dollar - New Israeli Shekel conversion rate as of the date of trade.

Investing in our securities involves a high degree of risk.  Risks associated with an investment in our securities will be described in the applicable prospectus supplement and are and will be described in certain of our filings with the Securities and Exchange Commission, as described in “Risk Factors” on page 3.

The securities may be sold directly by us or the selling shareholder to investors, through agents designated from time to time, to or through underwriters or dealers, or through a combination of such methods.  For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.” If any underwriters are involved in the sale of our securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement.  The net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.  We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is April 14, 2014

PROSPECTUS

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the Commission, utilizing a “shelf” registration process.  Under this shelf registration process, we may offer from time to time up to $50,000,000 in the aggregate of our ordinary shares, rights, warrants or units, or combinations thereof, in one or more offerings and the selling shareholder may offer from time to time up to 6,000,000 of our ordinary shares.  We will refer to our ordinary shares, rights, warrants and units collectively as the “securities” throughout this prospectus.

Each time we sell securities or the selling shareholder sells ordinary shares, we will provide a prospectus supplement that will describe the securities, the specific amounts, prices and terms of such offering.  The prospectus supplement may also add, update or change information contained in this prospectus.  You should read carefully both this prospectus and any prospectus supplement together with additional information described below under “Where You Can Find More Information and Incorporation of Certain Information by Reference.”

This prospectus does not contain all of the information provided in the registration statement that we filed with the Commission.  For further information about us or our securities, you should refer to that registration statement, which you can obtain from the Commission as described below under “Where You Can Find More Information and Incorporation of Certain Information by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.  You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information that we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference.  Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus, references to the terms “Camtek,” “Company,” “we,” “our,” “us” and similar terms, refer to Camtek Ltd. and our wholly owned subsidiaries on a consolidated basis, unless we state or the context implies otherwise.

ABOUT CAMTEK LTD.

Overview

Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting customers’ latest technologies in the semiconductor fabrication and packaging industry as well as the printed circuit board and the integrated circuit substrate   industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a diverse platform of advanced technologies including intelligent imaging, image processing, and digital material deposition, or DMD. Camtek’s solutions range from micro-to-nano by applying its technologies to the industries' specific requirements.

We design, develop, manufacture and market products mainly based on two core technologies: automated optical inspection, or AOI, and DMD.

AOI systems are computerized systems that optically inspect various types of electronic product components for defects caused during the manufacturing process. Our AOI systems are used to enhance both production processes and yields for manufacturers in semiconductor fabrication and packaging industry as well as the printed circuit board and the integrated circuit substrate   industries. Our systems provide our customers with a high level of defect detection ability, are easy to operate and offer high productivity.

Our AOI products incorporate proprietary advanced image processing software and algorithms, as well as advanced electro-optics and precision mechanics. They are designed for easy operation and maintenance. In addition, our AOI systems use technology that enables our customers to handle a wide range of inspection and verification needs.

The 3D Inkjet System, which is undergoing final testing and is designed to provide a high performance one-step, environment-friendly and relatively low-cost process, in comparison with traditional solder mask application methods is out main DMD product. The technology can also be applicable in the future to various other applications in the field of electronic manufacturing. Commercialization of our 3D Inkjet System should enable us to offer to our customers in the printed circuit board industry a broader range of products, while relying on our existing operational, research and development and sales and marketing infrastructure.

Our global direct customer support organization provides responsive, localized pre- and post- sales support for our customers through our wholly-owned subsidiaries.

Corporate Information

Camtek was incorporated under the laws of the State of Israel in 1987. Camtek’s principal executive offices are located at Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha’ Emek 23150, Israel and our telephone number is +972-4-604-8100.  Our website address is http://www.camtek.co.il.  The information on our website is not incorporated by reference into this prospectus and should not be relied upon with respect to this offering.

For a full and comprehensive description of our business, markets and product lines, see our most recent Annual Report on Form 20-F and any updates in our Reports on Form 6-K, to the extent that they are incorporated herein by reference.

MATERIAL CHANGES

Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2013, or our 2013 Form 20-F, and in our Reports on Form 6-K filed under the Securities Exchange Act of 1934, as amended, or the Exchange Act and incorporated by reference or disclosed herein, no reportable material changes have occurred since December 31, 2013.

RISK FACTORS

Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our 2013 Form 20-F, or any updates in our Reports on Form 6-K, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances.  The risks so described are not the only risks facing our company.  Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.  Our business, financial condition and results of operations could be materially adversely affected by any of these risks.  The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains, and any accompanying prospectus supplement will contain, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995.  Also, documents that we incorporate by reference into this prospectus, including documents that we subsequently file with the Commission, will contain forward-looking statements.  Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters.  You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.  All statements contained or incorporated by reference in this prospectus and any prospectus supplement regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives are forward-looking statements.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict.  Our forward-looking statements are based on the information currently available to us and speak only as of the date on the cover of this prospectus, the date of any prospectus supplement, or, in the case of forward-looking statements incorporated by reference, the date of the filing that includes the statement.  Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our security holders.  We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

We have identified some of the important factors that could cause future events to differ from our current expectations and they are described in this prospectus and supplements to this prospectus under the caption “Risk Factors,” as well as in our 2013 Form 20-F, including without limitation under the captions “Risk Factors” and “Operating and Financial Review and Prospects,” and in other documents that we may file with the Commission, all of which you should review carefully.  Please consider our forward-looking statements in light of those risks as you read this prospectus and any prospectus supplement.

OFFER STATISTICS AND EXPECTED TIMETABLE

We may offer and sell from time to time pursuant to this prospectus (as may be detailed in prospectus supplements) an indeterminate number of securities as shall have a maximum aggregate offering price of $50,000,000.  In addition, the selling shareholder may offer and sell up to 6,000,000 ordinary shares from time to time pursuant to this prospectus (as may be detailed in prospectus supplements).  The actual per share price of the securities that we or the selling shareholder will offer pursuant hereto will depend on a number of factors that may be relevant as of the time of offer (see “Plan of Distribution” below).

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth, on the basis of generally accepted accounting principles in the United States, our consolidated capitalization and indebtedness as of December 31, 2013. There has been no material change in the Company’s capitalization and indebtedness since December 31, 2013:

U.S. Dollars (In thousands)
Short-term borrowings	-
Long-term borrowings	-
Shareholders’ equity:
Ordinary shares, NIS 0.01 par value, authorized 100,000,000 shares; issued 32,497,902, outstanding 30,405,526	134
Additional paid-in capital	62,966
Retained earnings	694
Total shareholders’ equity before treasury stock	63,794
Treasury stock, at cost 2,092,376	(1,898)
Total shareholders' equity	61,896

Total capitalization and indebtedness	61,896

PRICE RANGE OF OUR SHARES

The primary trading market for our ordinary shares is the Nasdaq Global Market, where our ordinary shares are listed and traded under the symbol “CAMT”.  Our ordinary shares are also listed on the Tel Aviv Stock Exchange, or the TASE, under the symbol “CAMT”. The following table sets forth, for the periods indicated, the high and low reported sales prices of our ordinary shares:

	TASE (1)		Nasdaq
	High	Low	High	Low
Annual and Quarterly Market Prices
Fiscal Year Ended December 31, 2009:	2.80	0.24	2.56	0.25
Fiscal Year Ended December 31, 2010:	3.60	2.06	3.30	2.21
Fiscal Year Ended December 31, 2011:	4.61	1.71	4.65	1.68
2012:
First Quarter	2.84	1.74	2.77	1.75
Second Quarter	2.58	2.16	2.57	2.08
Third Quarter	2.30	1.75	2.26	1.73
Fourth Quarter	1.90	1.37	1.84	1.35
Fiscal Year Ended December 31, 2012:	2.84	1.37	2.77	1.35
2013:
First Quarter	1.77	1.37	1.75	1.34
Second Quarter	2.44	1.41	2.40	1.40
Third Quarter	2.40	1.63	2.40	1.64
Fourth Quarter	5.45	1.68	5.75	1.67
Fiscal Year Ended December 31, 2013:	5.45	1.37	5.75	1.34
Monthly Market Prices for the Most Recent Six Months:
September-2013	1.74	1.68	1.73	1.66
October-2013	1.96	1.68	1.97	1.67
November-2013	5.45	1.82	4.68	1.81
December-2013	5.20	3.53	5.75	3.41
January-2014	5.64	4.14	5.40	4.21
February -2014	5.21	4.24	4.76	4.29
First Quarter 2014 (through February 25, 2014):	5.64	4.14	5.40	4.21

(1)
The closing prices of our ordinary shares on the TASE have been translated into U.S. dollars, using the daily representative rate of exchange of the NIS to the U.S. dollar, as published by the Bank of Israel for the applicable day of the high/low amount in the specified period.

On March 27, 2014, the closing price of our ordinary shares on the Nasdaq Global Market was $3.82. and the closing price of our ordinary shares on the TASE was $3.82.

* The currency in which our stock is traded on the TASE is the New Israeli Shekel.  The above dollar amounts represent a conversion from New Israeli Shekels to dollar amounts in accordance with the dollar - New Israeli Shekel conversion rate as of the relevant date of trade.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Our management will have broad discretion over the use of the net proceeds from the sale of our securities pursuant to this prospectus.  Unless otherwise indicated in any accompanying prospectus supplement, we currently intend to use the net proceeds from the sale of the securities offered pursuant to this  prospectus for general corporate purposes and working capital requirements.  Pending use of the proceeds, we intend to invest the proceeds in portfolios of investment grade corporate and government securities.

We will not receive any proceeds from the sale of ordinary shares by the selling shareholder.  All proceeds from the sale of such securities will be received by the selling shareholder.

DESCRIPTION OF ORDINARY SHARES

A description of our ordinary shares can be found in our 2013 Form 20-F.

DESCRIPTION OF RIGHTS

General

We may issue rights to purchase any of our securities or any combination thereof.  Rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the rights.  In connection with any rights offering to our shareholders, we may enter into a standby underwriting arrangement with one or more underwriters pursuant to which such underwriters will purchase any offered securities remaining unsubscribed for after such rights offering.  We may also appoint a rights agent that may act solely as our agent in connection with the rights that are sold.  Any such agent will not assume any obligation or relationship of agency or trust with any of the holders of the rights.  In connection with a rights offering to our shareholders, we will distribute certificates evidencing the rights and a prospectus supplement to our shareholders on the record date that we set for receiving rights in such rights offering.

The applicable prospectus supplement will describe the following terms of rights in respect of which this prospectus is being delivered:

•	the title of such rights;

•	the securities for which such rights are exercisable;

•	the exercise price for such rights;

•	the number of such rights issued with respect to each ordinary share;

•	the extent to which such rights are transferable;

•	if applicable, a discussion of the material income tax considerations applicable to the issuance or exercise of such rights;

•	the date on which the right to exercise such rights shall commence, and the date on which such rights shall expire (subject to any extension);

•	the extent to which such rights include an over-subscription privilege with respect to unsubscribed securities;

•	if applicable, the material terms of any standby underwriting or other purchase arrangement, or any agency agreement, that we may enter into in connection with the rights offering; and

•	any other terms of such rights, including terms, procedures and limitations relating to the exchange and exercise of such rights.

Exercise of Rights

Each right will entitle the holder of the right to purchase for cash such securities or any combination thereof at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the rights offered thereby.  Rights may be exercised at any time up to the close of business on the expiration date for such rights set forth in the prospectus supplement.  After the close of business on the expiration date, all unexercised rights will become void.

Rights may be exercised as set forth in the prospectus supplement relating to the rights offered thereby.  Upon receipt of payment and the rights certificate properly completed and duly executed at the corporate trust office of the rights agent or any other office indicated in the prospectus supplement, we will forward, as soon as practicable, the securities purchasable upon such exercise.  We may determine to offer any unsubscribed offered securities directly to persons other than shareholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as set forth in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase any of our securities.  We may issue warrants independently or together with any other securities offered by any prospectus supplement and the warrants may be attached to or separate from those securities.  Any series of warrants may be issued under a separate warrant agreement, which may be entered into between us and a warrant agent specified in a prospectus supplement.  Any such warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust with any of the holders of the warrants.  We will set forth further terms of the warrants and any applicable warrant agreements in the applicable prospectus supplement relating to the issuance of any warrants, including, where applicable, the following:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the number and type of securities purchasable upon exercise of the warrants;

•	the designation and terms of the securities, if any, with which the warrants are issued and the number of the warrants issued with each such offered security;

•	the date, if any, on and after which the warrants and the related securities will be separately transferable;

•	the price at which, and form of consideration for which, each security purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	the minimum or maximum amount of the warrants which may be exercised at any one time;

•	any circumstances that will cause the warrants to be deemed to be automatically exercised; and

•	any other material terms of the warrants.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of our ordinary shares, rights or warrants or any combination of such securities.  The applicable prospectus supplement will describe:

•
the terms of the units and of the ordinary shares, rights and/or warrants comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units or any arrangement with an agent that may act on our behalf in connection with the unit offering; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

SELLING SHAREHOLDER

In addition to the offer and sale of ordinary shares by us, this prospectus relates to the resale by Priortech Ltd., or Priortech, our principal and controlling shareholder, of up to 6,000,000 ordinary shares.

The following table provides information regarding Priortech’s beneficial ownership of our ordinary shares as of February 25, 2014.

Beneficial ownership is determined in accordance with the rules of the Commission and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any ordinary shares. Except as indicated by footnote, the Priortech has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. The percentage of beneficial ownership is based upon 30,424,944  ordinary shares outstanding as of February 25, 2014.

Name of Selling Shareholder	Number of ordinary shares beneficially owned prior to the offering	Ordinary shares offered pursuant to this prospectus	Owned upon completion of this offering (2)	Percentage of ordinary shares owned upon completion of this offering (2)

Priortech Ltd.(1)	16,919,739	6,000,000	10,919,739	33.9%

* A majority of the voting equity in Priortech is subject to a voting agreement. As a result of this agreement, Messrs. Rafi Amit, Yotam Stern, David Kishon, Zehava Wineberg and Hanoch Feldstien and the estates of Itzhak Krell and  Haim Langmas, may be deemed to control Priortech. The voting agreement does not provide for different voting rights for our major shareholder than the voting rights of other holders of our ordinary shares. Priortech’s principal executive offices are located at South Industrial Zone, Migdal Ha’Emek 23150, Israel.

(1)           Priortech acquired ordinary shares in May 1992, when it purchased securities that represented approximately 67% of our then-outstanding securities from a third party, and in April 1996, when it purchased all of our remaining ordinary shares from a third party and we became a wholly-owned subsidiary of Priortech.  In August 2002, we sold a total of 5,926,730 ordinary shares in a rights offering of ordinary shares to our then-existing shareholders.  Of the total ordinary shares sold in the rights offering, 5,922,228 ordinary shares were sold to Priortech, which exercised its rights under the rights offering in full.

(2)           We do not know when or in what amounts Priortech may offer ordinary shares for sale.  Priortech may sell any or all of the ordinary shares offered by this prospectus.  Because Priortech may offer all or some of the ordinary shares pursuant to this offering, we cannot estimate the number of the ordinary shares that will be held by Priortech after completion of this offering.  However, for purposes of this table, we have assumed that, after completion of the offering, (i) none of the ordinary shares owned by Priortech and covered by this prospectus will be held by Priortech and (ii) none of the shares registered as part of the primary offering covered by this prospectus have been sold.

We purchase products of, or sell products and services to, companies owned or controlled, directly or indirectly, by Priortech and act jointly with respect to governmental and administrative matters and the purchase from third parties of various products and services, which may create conflicts of interest.  In addition, Mr. Rafi Amit serves as our Chairman of the Board of Directors and as our Chief Executive Officer.

PLAN OF DISTRIBUTION

We may sell the offered securities on a negotiated or competitive bid basis to or through underwriters or dealers.  We may also sell the securities directly to institutional investors or other purchasers or through agents.  We will identify any underwriter, dealer, or agent involved in the offer and sale of the securities, and any applicable commissions, discounts and other terms constituting compensation to such underwriters, dealers or agents, in a prospectus supplement.

We may distribute our securities from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Only underwriters named in the prospectus supplement are underwriters of our securities offered by the prospectus supplement.

If underwriters are used in the sale of our securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.  Unless stated otherwise in a prospectus supplement, the obligation of any underwriters to purchase our securities will be subject to certain conditions and the underwriters will be obligated to purchase all of the applicable securities if any are purchased.  If a dealer is used in a sale, we may sell our securities to the dealer as principal.  The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.  In effecting sales, dealers engaged by us may arrange for other dealers to participate in the resales.

We or our agents may solicit offers to purchase securities from time to time.  Unless stated otherwise in a prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.  In addition, we may enter into derivative, sale or forward sale transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions.  If the applicable prospectus supplement indicates, in connection with such transaction, the third parties may, pursuant to this prospectus and the applicable prospectus supplement, sell securities covered by this prospectus and the applicable prospectus supplement.  If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us or others to close out any related short positions.  We may also loan or pledge securities covered by this prospectus and the applicable prospectus supplement to third parties, who may sell the loaned securities or, in the event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.  The third party in such transactions will be an underwriter and will be identified in the applicable prospectus supplement or a in a post-effective amendment.

In connection with the sale of our securities, underwriters or agents may receive compensation (in the form of discounts, concessions or commissions) from us or from purchasers of securities for whom they may act as agents.  Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.  Underwriters, dealers and agents that participate in the distribution of our securities may be deemed to be “underwriters” as that term is defined in the Securities Act, and any discounts or commissions received by them from us and any profits on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act.  Compensation as to a particular underwriter, dealer or agent might be in excess of customary commissions and will be in amounts to be negotiated in connection with transaction involving our securities.  We will identify any such underwriter or agent, and we will describe any such compensation paid, in the related prospectus supplement.  Maximum compensation to any underwriters, dealers or agents will not exceed any applicable Financial Industry Regulatory Authority, or FINRA, limitations.

Underwriters, dealers and agents may be entitled, under agreements with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

If stated in a prospectus supplement, we will authorize agents and underwriters to solicit offers by certain specified institutions or other persons to purchase our securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specific date in the future.  Institutions with whom such contracts may be made include commercial savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but shall in all cases be subject to our approval.  Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.  The obligations of any purchase under any such contract will be subject to the condition that the purchase of the securities shall not be prohibited at the time of delivery under the laws of the jurisdiction to which the purchaser is subject.  The underwriters and other agents will not have any responsibility in respect of the validity or performance of such contracts.

If underwriters or dealers are used in the sale, until the distribution of our securities is completed, Commission rules may limit the ability of any such underwriters and selling group members to bid for and purchase the securities.  As an exception to these rules, representatives of any underwriters are permitted to engage in certain transactions that stabilize the price of the securities.  Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities.  If the underwriters create a short position in the securities in connection with the offering (in other words, if they sell more shares than are set forth on the cover page of the prospectus supplement), the representatives of the underwriters may reduce that short position by purchasing securities in the open market.  The representatives of the underwriters also may elect to reduce any short position by exercising all or part of any over-allotment option we may grant to the underwriters, as described in the prospectus supplement.  In addition, the representatives of the underwriters may impose a penalty bid on certain underwriters.  This means that if the representatives purchase securities in the open market to reduce the underwriters’ short position or to stabilize the price of our securities, they may reclaim the amount of the selling concession from the underwriters who sold those securities as part of the offering.  In general, purchases of a security for the purpose of stabilizing or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.  The imposition of a penalty bid might also have the effect of causing the price of the securities to be higher than it would otherwise be.  If commenced, the representatives of the underwriters may discontinue any of the transactions at any time.  These transactions may be effected on any exchange on which our securities are traded, in the over-the-counter market, or otherwise.

Certain of the underwriters or agents and their associates may engage in transactions with and perform services for us or our affiliates in the ordinary course of their respective businesses.

In addition, Priortech may sell ordinary shares under this prospectus in any of these ways.  Priortech will act independently of us in making decisions with respect to the timing, manner and size of each sale.  We are registering Priortech’s ordinary shares to satisfy registration rights that we granted to Priortech pursuant to the Registration Rights Agreement.

We will indemnify Priortech in connection with any liabilities incurred in connection with this registration statement due to any misstatements or omissions other than information provided by Priortech, and Priortech will indemnify us in connection with any liabilities incurred in connection with this registration statements due to any misstatements or omissions in written statements by Priortech made for the purpose of their inclusion in this registration statement, provided however that in no event shall Priortech’s liability exceed the gross proceeds from the offering received by Priortech.  We will pay all expenses related to this registration, except for certain underwriting discounts or commissions or legal fees.

Priortech may also sell ordinary shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Priortech and any other person participating in a distribution of the securities covered by this prospectus will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder.  Regulation M of the Exchange Act may limit the timing of purchases and sales of securities by Priortech and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities being offered pursuant to this prospectus to engage in market-making activities with respect to our securities for a period of up to five business days before the distribution.

EXPENSES

We are paying all of the expenses of the registration of our securities under the Securities Act , including registration and filing fees, printing and duplication expenses, administrative expenses, accounting fees and the legal fees of our counsel.  We estimate these expenses to be approximately $55,732 which at the present time include the following categories of expenses:

SEC registration fee	$9,732
Legal fees and expenses	$30,000
Accounting fees and expenses	$15,000
Miscellaneous expenses	$1,000
Total	$55,732

In addition, we anticipate incurring additional expenses in the future in connection with the offering of our securities pursuant to this prospectus.  Any such additional expenses will be disclosed in a prospectus supplement.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon for us by Shibolet & Co., Tel Aviv, Israel.  Kramer Levin Naftalis & Frankel LLP, New York, New York, is acting as our counsel in connection with United States securities laws.

EXPERTS

The consolidated financial statements of Camtek Ltd. as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, are incorporated by reference herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
AND INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are an Israeli company and are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  As a result, (1) our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and (2) transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act.  In addition, we are not required to file reports and financial statements with the Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the Commission an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm.  We also furnish reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and other material information that we are required to make public in Israel, that we file with, and that is made public by, any stock exchange on which our shares are traded, or that we distribute, or that is required to be distributed by us, to our shareholders.

You can read and copy any materials we file with the Commission at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You can obtain information about the operation of the Commission Public Reference Room by calling the Commission at 1-800-SEC-0330.  The Commission also maintains a website that contains information we file electronically with the Commission, which you can access over the Internet at http://www.sec.gov.  You may also access the information we file electronically with the Commission through our website at http://www.camtek.co.il.  The information contained on, or linked from our website does not form part of this prospectus.

This prospectus is part of a registration statement on Form F-3 filed by us with the Commission under the Securities Act.  As permitted by the rules and regulations of the Commission, this prospectus does not contain all the information set forth in the registration statement and the exhibits thereto filed with the Commission.  For further information with respect to us and the securities offered hereby, you should refer to the complete registration statement on Form F-3, which may be obtained from the locations described above.  Statements contained in this prospectus or in any prospectus supplement about the contents of any contract or other document are not necessarily complete.  If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.  Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.

We incorporate by reference in this prospectus the documents listed below, and any future Annual Reports on Form 20-F or Reports on Form 6-K (to that extent that such Form 6-K indicates that it is intended to by incorporated by reference herein) filed with the Commission pursuant to the Exchange Act prior to the termination of the offering.  The documents we incorporate by reference include our Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

The information we incorporate by reference is an important part of this prospectus, and later information that we file with the Commission will automatically update and supersede the information contained in this prospectus.

We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents.  Please direct your written or telephone requests to us at Camtek Ltd., Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Ha’ Emek 23150; +972-4-604-8100, Attention: Moshe Eisenberg, Chief Financial Officer.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon our directors and officers, almost all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments and all of our directors and almost all of our officers are located outside the United States, any judgment obtained in the United States against us or any of them (not residing in the United States) may not be collectible within the United States. It may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. final judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, and including a judgment for the payment of compensation or damages in a non-civil matter, provided that:

•	the judgment was given by a court which was, according to the laws of the state of the court, competent to give it;

•	the judgment is executory in the state in which it was given;

•	the judgment is no longer appealable;

•	the judgment was not given by a court that is not competent to do so under the rules of private international law applicable in Israel;

•	there has been due process;

•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court or tribunal at the time the lawsuit is instituted in the U.S. court.

Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

          4,300,000 Shares

            Ordinary Shares

PROSPECTUS SUPPLEMENT

Sole Book-Running Manager
Needham & Company

Co-Managers

B. Riley & Co.                  Chardan Capital Markets

May 14, 2015